EXHIBIT 99.1

2Q26

Interim condensed consolidated statements

June 30, 2026

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Interim condensed consolidated financial statements June 30, 2026

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Interim condensed consolidated financial statements June 30, 2026
Management Statement
Inter&Co
Inter&Co, Inc. (Inter&Co, the Company, and, together with its consolidated subsidiaries, Grupo Inter, Grupo or Inter) is a holding company incorporated in the Cayman Islands with limited liability. The Company has its shares listed on the Nasdaq, the US stock exchange, under the ticker INTR, and its BDRs listed on the B3 under the ticker INBR32. Inter&Co is the controlling company of Grupo Inter and indirectly holds all the shares of Banco Inter S.A.
Inter
Inter provides financial and e-commerce services, with features offered in a financial super app that includes banking, investments, credit, insurance, and cross-border services, as well as a marketplace that brings together the best retailers from Brazil and the United States.
In compliance with the provisions of Article 133 of Law No. 6,404/1976, as amended by Law No. 15,177 of July 23, 2025, Banco Inter S.A. adopts policies and practices aimed at promoting equity, diversity, and equal opportunities in the corporate environment.
Banco Inter S.A. has internal policies and human resources management guidelines that ensure objective, transparent, and non-discriminatory criteria for hiring, development, compensation, and filling positions, including management positions, observing best corporate governance practices and applicable legislation.
Operating highlights
Customers
As of June 30, 2026 we achieved a total of 45.3 million customers. The activation rate reached 58.3%, an increase of 0.6 percentage points when compared to June 30, 2025.
Loan Portfolio
The balance of loan operations reached R$51.9 billion, representing a positive variation of 7.6% compared to December 31, 2025.
Fundraising
Total funding, which includes demand deposits, term deposits, savings deposits and securities issued, such as real estate credit notes, secured real estate notes and financial notes, totaled R$72.9 billion, 5.6% higher than the amount recorded on December 31, 2025.
Economic and financial highlights
Net income
As of June 30, 2026, the net profit of the controlling shareholders was R$815.9 million, representing an increase of 35.6% compared to the same period in 2025.
Revenues
As of June 30, 2026, revenues reached R$5.1 billion, marking an increase of 32.2% compared to the same period in 2025.
Administrative expenses and Personnel
As of June 30, 2026, administrative and personnel expenses totaled R$1.8 billion, an increase of 17.2% compared to the same period in 2025.

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Interim condensed consolidated financial statements June 30, 2026
Equity highlights
Total assets
Total assets reached R$102.9 billion as of June 30, 2026, an increase of 4.4% compared to December 31, 2025.
Shareholder’s equity
Shareholder’s equity totaled R$10.6 billion, a growth of 2.3% compared to December 31, 2025.
Relationship with the independent auditors
The Company informs that it has a policy with requirements for contractual risk analysis, which defines that the Board of Directors must evaluate the transparency, objectivity, governance aspects, and commitment to the independence of the contracting process, thus ensuring compliance between the parties involved. Additionally, it has an Audit Committee which, among its responsibilities and competencies, in addition to providing opinions and recommendations on the audit service provider, also evaluates the effectiveness of independent and internal audits, including verifying compliance with legal and regulatory provisions applicable to Inter, as well as internal policies and codes.
Furthermore, Inter&Co, Inc. confirms that KPMG Auditores Independentes Ltda. has procedures, policies, and controls in place to ensure its independence, which include an assessment of the work performed, encompassing any service that is not an independent audit of the consolidated financial statements. This assessment is based on applicable regulations and accepted principles that preserve auditor independence. The acceptance and performance of professional services unrelated to the audit of the financial statements by the independent auditors during the period ended June 30, 2026, did not affect the independence and objectivity in the conduct of the audit examinations performed at Inter&Co, Inc. Information regarding the independent auditors' fees is made available annually in the reference form.
Acknowledgments
We would like to thank our shareholders, customers, and partners for their trust, as well as each of our employees who build our history each day.
Belo Horizonte, August 5, 2026.
The Management.

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Interim condensed consolidated financial position As of June 30,2026 and December 31,2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	06/30/2026	12/31/2025
Assets
Cash and cash equivalents	8	3,106,104	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	5,187,084	4,600,218
Deposits at Central Bank of Brazil		8,488,431	7,867,658
Securities, net of provisions for expected credit losses	10	29,590,658	29,010,323
Derivative financial instruments	11	18,536	58,915
Loans and advances to customers, net of provisions for expected credit losses	12	48,356,876	45,251,104
Property and equipment	13	356,205	381,404
Intangible assets	14	2,135,320	2,023,939
Deferred tax assets	32.c	2,042,192	1,789,304
Other assets	15	3,630,116	3,827,140
Total assets		102,911,522	98,611,518

Liabilities
Deposits from customers	16	56,696,688	54,883,084
Deposits from banks	17	15,527,374	14,585,704
Securities issued	18	16,179,982	14,127,144
Derivative financial instruments	11	23,597	54,114
Borrowings and on-lending	19	831,651	817,495
Tax liabilities	20	309,732	815,527
Income tax and social contribution		183,142	675,438
Other tax liabilities		126,590	140,089
Provisions	21	205,475	265,455
Deferred tax liabilities	32.c	46,258	40,923
Other liabilities	22	2,457,206	2,629,110
Total liabilities		92,277,963	88,218,556

Equity
Share capital	23.a	13	13
Reserves	23.b	11,544,879	10,971,176
Other comprehensive loss	23.c	(1,019,646)	(801,600)
Equity attributable to owners of the Company		10,525,246	10,169,589
Non-controlling interest	23.f	108,313	223,373
Total equity		10,633,559	10,392,962

Total liabilities and equity		102,911,522	98,611,518

The notes are an integral part of the consolidated condensed interim financial information

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Interim condensed consolidated statements of income Quarters and semesters ending June 30, 2026 and 2025 (Amounts in thousands of Brazilian reais, except for earnings per share)

		Quarter		Semester
	Note	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Interest income	24	2,604,872	2,128,214	5,174,322	3,935,084
Interest expenses	24	(1,811,448)	(1,423,958)	(3,562,928)	(2,602,978)
Income from securities, derivatives and foreign exchange	25	1,250,510	765,251	2,314,290	1,499,995
Net interest income and income from securities, derivatives and foreign exchange		2,043,934	1,469,507	3,925,684	2,832,101

Net revenues from services and commissions	26	531,679	495,128	1,027,712	955,052
Expenses from services and commissions		(45,896)	(42,997)	(91,635)	(83,808)
Other revenues	27	106,199	81,444	215,141	137,537
Revenues		2,635,916	2,003,082	5,076,902	3,840,882

Impairment losses on financial assets	28	(860,432)	(569,249)	(1,641,700)	(1,082,930)
Revenues net of impairment losses on financial assets		1,775,484	1,433,833	3,435,202	2,757,952

Administrative expenses	29	(622,587)	(540,030)	(1,240,485)	(1,068,230)
Personnel expenses	30	(302,984)	(256,765)	(587,761)	(491,638)
Tax expenses	31	(228,779)	(176,880)	(415,338)	(312,936)
Depreciation and amortization		(110,323)	(76,631)	(203,690)	(144,076)
Profit before income tax		510,811	383,527	987,928	741,072

Income tax	32	(65,126)	(51,361)	(124,697)	(102,120)

Net income attributable to shareholders of the company and non-controlling interests		445,685	332,166	863,231	638,952
Non-controlling interest		(24,576)	(17,035)	(47,335)	(37,232)
Net income attributable to shareholders of the company		421,109	315,131	815,896	601,720

Earnings per share (in Brazilian Reais – BRL)
Basic earnings per share	23.e	0.95	0.72	1.85	1.37
Diluted earnings per share	23.e	0.94	0.71	1.82	1.36

The notes are an integral part of the consolidated condensed interim financial information

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Interim condensed consolidated statements of comprehensive income Quarters and semesters ending June 30, 2026 and 2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025

Net income attributable to shareholders of the company	421,109	315,131	815,896	601,720
Non-controlling interest	24,576	17,035	47,335	37,232
Net income attributable to shareholders of the company and non-controlling interests	445,685	332,166	863,231	638,952

Items that are or may be subsequently reclassified to the result

Changes in fair value - financial assets at FVOCI	(66,087)	204,463	(120,401)	216,410
Tax effect	33,628	(76,935)	49,528	(120,996)
Net change in fair value - financial assets at FVOCI	(32,459)	127,528	(70,873)	95,414

Hedge of investments abroad	(29,596)	63,279	30,184	151,563
Tax effect	(3,299)	(32,124)	(26,753)	(67,259)
Investment hedge in foreign operations	(32,895)	31,155	3,431	84,304

Cash flow hedge	—	(13,504)	17,906	(16,980)
Tax effect	—	7,826	(8,057)	7,641
Cash flow hedge	—	(5,678)	9,849	(9,339)

Foreign exchange differences on the translation of foreign operations	(33,359)	(84,133)	(160,453)	(188,645)

Other comprehensive income (loss) that may be reclassified subsequently to the Statements of income	(98,713)	68,872	(218,046)	(18,266)

Total comprehensive income for the year	346,972	401,038	645,185	620,686

Allocation of comprehensive income
To shareholders of the company	322,396	384,003	597,850	583,454
To non-controlling interest	24,576	17,035	47,335	37,232

The notes are an integral part of the consolidated condensed interim financial information

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Interim condensed consolidated cash flow statements Quarters and semesters ending June 30, 2026 and 2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Note	06/30/2026	06/30/2025
Operating activities
Net income attributable to shareholders of the company		815,896	601,720
Non-controlling interest		47,335	37,232
Adjustments to profit (loss)
Depreciation and amortization		203,690	144,076
Impairment losses on financial assets	28	1,641,700	1,082,930
Expenses with provisions for contingencies	21.a	36,531	27,797
Provisions/ (Reversals) for loss of assets		—	(32,497)
Capital gains (losses)	27	449	(13)
Income tax and social contribution	32.a	124,697	102,120
Provision for performance fees	27	(19,274)	(20,783)
Effect of the exchange rate variation on cash and cash equivalents	25	(36,630)	(33,440)

(Increase)/ decrease in:
Deposits at Central Bank of Brazil		(620,773)	(894,260)
Loans and advances to customers		(4,817,408)	(5,413,468)
Amounts due from financial institutions		(607,817)	1,237,410
Securities		(2,466,126)	(276,999)
Derivative financial instruments		40,379	(127)
Other assets		249,463	(145,565)
Increase/ (decrease) in:
Deposits from customers		1,813,604	3,864,114
Deposits from banks		941,670	2,565,570
Securities issued		2,052,838	1,488,040
Derivative financial instruments		17,573	97,728
Borrowings and on-lending		14,156	443,633
Tax liabilities		(533,729)	(67,198)
Provisions		(30,767)	(26,845)
Other liabilities		(342,404)	(628,039)
Income tax paid		(335,718)	(248,364)
Net cash from (used in) operating activities		(1,810,665)	3,904,772

Cash flow from investing activities
(Acquisition) of property and equipment		(21,715)	(53,065)
(Acquisition) of intangible assets		(270,197)	(249,420)
(Acquisition) of financial assets at fair value through other comprehensive income		(4,266,564)	(2,320,325)
Proceeds from sale of financial assets at FVOCI		6,060,974	2,924,877
(Acquisition) of financial assets at amortized cost		(15,179)	(211,612)
Proceeds from sale of financial assets at amortized cost		13,285	10,858
Net cash from (used in) investing activities		1,500,604	101,313

Cash flow from financing activities
Capital increase		—	33,049
Dividends and interest on shareholders' equity paid		(297,490)	(233,787)
Repurchase of treasury shares		—	(27,110)
Resources to non-controlling shareholders		(124,488)	(85,946)
Net cash from (used in) financing activities		(421,978)	(313,794)

Increase/(Decrease) in cash and cash equivalents		(732,039)	3,692,291
Cash and cash equivalents at the beginning of the period	8	3,801,513	1,108,394
Effect of the exchange rate variation on cash and cash equivalents		36,630	33,440
Cash and cash equivalents at the end of the period		3,106,104	4,834,125

The notes are an integral part of the consolidated condensed interim financial information

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Interim condensed consolidated statements of changes in equity As of June 30,2026 and December 31,2025 (Amounts in thousands of Brazilian reais, unless otherwise stated)

	Share capital	Reserves	Other comprehensive income	Retained earnings /accumulated losses	Treasury shares	Equity attributable to owners of the Company	Non-controlling interest	Total equity
Balance as of December 31, 2024	13	9,793,992	(898,830)	—	—	8,895,175	177,132	9,072,307
Profit for the period	—	—	—	601,720	—	601,720	37,232	638,952
Proposed allocations:
Constitution/ reversal of reserves	—	601,720	—	(601,720)	—	—	—	—
Capital increase	—	33,049	—	—	—	33,049	—	33,049
Interest on equity / dividends	—	(203,593)	—	—	—	(203,593)	(30,194)	(233,787)
Foreign exchange differences on the translation of foreign operations	—	—	(188,645)	—	—	(188,645)	—	(188,645)
Gains and losses - Hedge	—	—	74,965	—	—	74,965	—	74,965
Net change in fair value - financial assets at FVOCI	—	—	95,414	—	—	95,414	—	95,414
Share-based payment transactions	—	(27,110)	—	—	27,110	—	—	—
Reflex reserve	—	8,633	—	—	—	8,633	—	8,633
Repurchase of treasury shares	—	—	—	—	(27,110)	(27,110)	—	(27,110)
Others	—	—	—	—	—	—	(85,946)	(85,946)
Balance as of June 30, 2025	13	10,206,691	(917,096)	—	—	9,289,608	98,224	9,387,832

Balance as of December 31, 2025	13	10,971,176	(801,600)	—	—	10,169,589	223,373	10,392,962
Profit for the period	—	—	—	815,896	—	815,896	47,335	863,231
Proposed allocations:
Constitution/ reversal of reserves	—	815,896	—	(815,896)	—	—	—	—
Interest on equity / dividends	—	(259,583)	—	—	—	(259,583)	(37,907)	(297,490)
Foreign exchange differences on the translation of foreign operations	—	—	(160,453)	—	—	(160,453)	—	(160,453)
Gains and losses - Hedge	—	—	13,280	—	—	13,280	—	13,280
Net change in fair value - financial assets at FVOCI	—	—	(70,873)	—	—	(70,873)	—	(70,873)
Share-based payment transactions	—	2,601	—	—	—	2,601	—	2,601
Reflex reserves	—	14,789	—	—	—	14,789	—	14,789
Others	—	—	—	—	—	—	(124,488)	(124,488)
Balance as of June 30, 2026	13	11,544,879	(1,019,646)	—	—	10,525,246	108,313	10,633,559
The notes are an integral part of the consolidated condensed interim financial information

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Notes to the interim condensed consolidated financial statement As of June 30,2026
Notes to the interim condensed consolidated financial statement
(Amounts in thousands of Brazilian reais, unless otherwise stated)
1.Activity and structure of Inter & Co, Inc. and its subsidiaries
Inter&Co, Inc. ("Inter&Co", "Grupo Inter", or "Company") is the holding company of Grupo Inter, incorporated in the Cayman Islands, a limited liability company exempt from taxation and registered as a foreign issuer with the U.S. Securities and Exchange Commission ("SEC") and the Brazilian Securities and Exchange Commission (CVM).
Inter&Co's Class A common shares are traded on Nasdaq under the ticker symbol "INTR," and the depositary receipts backed by these shares (Level II BDRs) are publicly traded on B3 - Brasil, Bolsa e Balcão under the ticker symbol "INBR32."
As of June 30, 2026, its main operating subsidiaries were:
•Inter Holding Financeira S.A.: a direct subsidiary domiciled in Brazil, whose main activity is to hold 100% of the share capital of Banco Inter S.A. (Banco Inter).
•Inter Marketplace Intermediação de Negócios e Serviços Ltda.: a directly owned subsidiary in Brazil whose purpose is to operate the Group's marketplace platform, connecting customers to a wide range of non-financial third-party products and services. Its main products include an e-commerce marketplace, gift card offerings, telephony services via Mobile Virtual Network Operator (MVNO) Inter Cel, airline ticket sales, among others.
•Inter US Holding Inc.: is a direct subsidiary domiciled in the United States. Its purpose is to coordinate the Group's North American operations.
Inter&Co and all its subsidiaries are presented collectively as the "Group" or "Inter," reflecting the integrated operations of the economic conglomerate.
Operating as a digital platform for individuals and businesses, Inter offers a wide range of integrated financial services and solutions in a Super App, such as: credit cards, checking accounts, investments, insurance, mortgage loans, payroll loans, business loans, and a marketplace for non-financial services, among others. Operations are conducted in an integrated manner through the Super App, providing customers with a unified digital experience for managing their finances and daily activities.
2.Basis for preparation
a.Compliance statement
The Group's consolidated condensed interim financial information has been prepared in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB).
These consolidated interim financial statements have been prepared following a basis of preparation and accounting policies consistent with those adopted in the preparation of the consolidated financial statements of Inter & Co, Inc., as of December 31, 2025, and are therefore intended only to provide an update of the content of the latest financial statements and should be read as a whole, in accordance with IAS 34.
This consolidated condensed interim financial information was authorized for issuance by the Board of Directors on August 5, 2026.

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Notes to the interim condensed consolidated financial statement As of June 30,2026
b.Functional and presentation currency
The consolidated condensed interim financial information is presented in Brazilian reais (R$). The functional currency of the Group companies is shown in explanatory note 4a, reflecting the currency in which the prices of goods and services are determined and generally settled. All amounts have been rounded to the nearest thousand, unless otherwise indicated.
c.Use of estimates and judgments
In preparing the consolidated condensed interim financial information, Management used judgment, estimates and assumptions that affect the application of the Group's accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed continuously and the impacts of changes in estimates are recognized prospectively. The main significant judgments made by management in applying the Group's accounting policies and the sources of uncertainty in the estimates are described below:
Judgments
Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the financial statements is included in the following notes:
•Basis for consolidation (see note 4a): whether Inter&Co has actual control over an investment;
•Classification of financial assets (see notes 6 and 7): whether such assets meet the criteria for payment of principal and interest only (SPPJ test) and their respective classification (amortized cost, fair value through comprehensive income, or fair value through profit or loss); and
•Equity method: if Inter&Co has significant influence over an investee.
Estimates
Estimates carry a significant risk and could materially affect the values of assets and liabilities in future periods, and actual results may differ from those based on such estimates. The main items susceptible to impacts from estimates are disclosed below and are related to the following explanatory notes:
•Classification of financial assets (see notes 6 and 7): assessment of the business model in which the assets are held and assessment of whether the contractual terms of the financial asset refer only to principal and interest payments (SPPJ test);
•Business combination (see note 4b): determination of the fair values of assets acquired and liabilities assumed in business combinations;
•Impairment test of intangible assets and goodwill (see note 14): for the purposes of recoverability testing, each investee entity was considered a cash-generating unit (“CGU”);
•Deferred tax asset (see note 32): the expectation of realizing the deferred tax asset is based on projections of future taxable profits and other technical studies;
•Provision for expected credit losses (see notes 12d and 21): the measurement of provisions for expected credit losses on financial assets measured at amortized cost, credit commitments, receivables and financial guarantees provided, requires the use of complex quantitative models and assumptions about future macroeconomic conditions and credit behavior. Several significant judgments are also necessary to apply the accounting requirements for measuring expected credit loss, such as: determining the criteria for assessing a significant increase in credit risk; selecting appropriate quantitative models and assumptions to measure expected credit loss; and establishing different prospective scenarios and their weighting, among others; and.
•Provisions (see note 21): recognition and measurement of provisions, including provisions for legal proceedings. The main assumptions considered relate to the probability and magnitude of resource outflows.

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Notes to the interim condensed consolidated financial statement As of June 30,2026
3.New accounting standards recently issued
New or revised accounting pronouncements adopted in 2026
The following standards, new or revised, have been issued by the IASB and adopted by the Group for the periods covered by this consolidated condensed interim financial information.
•Changes to IFRS 9 – Financial Instruments and IFRS 7 – Financial Instruments Disclosures: issued in May 2024, the changes and clarifications relate to the write-off of financial liabilities through electronic systems, assessment of the contractual characteristics of cash flow in the classification (SPPI Test), such as: financial assets linked to ESG (Environmental, Social and Governance) among other financial instruments. In addition, further disclosures were included regarding equity instruments designated at fair value through other comprehensive income and financial instruments linked to contingent events. Management did not identify any relevant impacts on its consolidated condensed interim financial information, considering the instruments currently recognized by the Group.
•Changes to IFRS 7 – Derecognition Gains and Losses: the changes aim to: disclose deferred differences between fair value and transaction price, and change the classification and measurement of financial instruments, effective from January 1, 2026. Management has not identified any significant impacts on its consolidated condensed interim financial information, considering the instruments currently recognized by the Group.
•Changes to IAS 7 – Statement of Cash Flows: the main change refers to the clarification of paragraph 37, establishing that, when accounting for an investment in an associate, a joint venture, or a subsidiary using the equity method or the cost method, the investor restricts its presentation in the statement of cash flows to cash flows between itself and the investee, for example, dividends and advances. Effective from January 1, 2026. Management has not identified any significant impacts of these changes on its consolidated condensed interim financial information.
•Changes to IFRS 10 – Consolidated Financial Statements: this aims to define control and provide guidance for the transition after the application of the new concept, as well as clarifications regarding the sale or contribution of assets between related entities, effective from January 1, 2026. Management has not identified any significant impacts of these changes on its consolidated condensed interim financial information.
•Changes to IFRS 9 – Financial Instruments: includes clarifications regarding the derecognition of lease liabilities and their implications, effective from January 1, 2026. Management has not identified any significant impacts from these changes on its consolidated condensed interim financial information.
Other new rules and interpretations have been issued, but have not yet come into effect
•IFRS 18 - Presentation and Disclosure in Financial Statements: issued in April 2024, it replaces IAS 1 and introduces additional requirements for financial statements with the aim of improving information for shareholders. It defines three categories for income and expenses: operating, investing, and financing, in addition to including new subtotals. The standard also provides guidance on the disclosure of performance indicators defined by Management and sets specific requirements for companies in the banking and insurance sectors. IFRS 18 will come into effect on January 1, 2027, and Management is evaluating the effects of adopting this standard on the Group's consolidated condensed interim financial information.
•IFRS 19 – Subsidiaries without Public Responsibility - Disclosures: issued in May 2024, the standard defines that a subsidiary without public liability may provide reduced disclosures when applying IFRS accounting standards to its financial statements. The standard is optional for eligible subsidiaries and establishes the disclosure requirements for subsidiaries that choose to apply it. IFRS 19 will come into effect on January 1, 2027, and Management is evaluating the effects of adopting this standard.

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Notes to the interim condensed consolidated financial statement As of June 30,2026
•Changes to IAS 28 – Investments in Associates and Jointly Controlled Entities: the amendment clarifies the eligibility criteria for using the fair value through profit or loss measurement option for investments in associates and joint ventures by entities whose main activity is investing in assets. The amendment will take effect on January 1, 2027. Management is evaluating the impacts of adopting this amendment on the Group's consolidated financial statements.
4.Material accounting policies
The main accounting practices adopted in the preparation of this consolidated condensed interim financial information are the same as those disclosed in the consolidated financial statements for the year ended December 31, 2025.
Basis for consolidation
The table below shows the shareholdings held in the subsidiaries:

Entity	Branch of Activity	Functional currency	Country	Share in the capital (%)
				06/30/2026	12/31/2025
Direct subsidiaries
Inter Holding de Participações Ltda.	Holding Company	BRL	Brazil	100.00%	100.00%
INTRGLOBALEU Serviços Administrativos, LDA	Holding Company	EUR	Portugal	100.00%	100.00%
Inter US Holding, Inc,	Holding Company	US$	USA	100.00%	100.00%
Inter Holding Financeira S.A.	Holding Company	BRL	Brazil	100.00%	100.00%
Inter Marketplace Intermediação de Negócios e Serviços Ltda.	Marketplace	BRL	Brazil	100.00%	100.00%
Landbank Fundo de Investimento em Direitos Creditórios de Responsabilidade Limitada	Investment Fund	BRL	Brazil	100.00%	100.00%
Inter Solutions Ltda.	Provision of services	BRL	Brazil	100.00%	100.00%
Inter Digital Assets – Sociedade Prestadora de Serviços de Ativos Virtuais Ltda.	Virtual Asset Brokerage	BRL	Brazil	100.00%	100.00%

Indirect subsidiaries
Banco Inter S.A. (a)	Multiple Bank	BRL	Brazil	100.00%	100.00%
Inter Distribuidora de Títulos e Valores Mobiliários Ltda.	Securities broker	BRL	Brazil	100.00%	100.00%
Inter Digital Corretora e Consultoria de Seguros S.A.	Insurance broker	BRL	Brazil	60.00%	60.00%
TBI Fundo De Investimento Renda Fixa Credito Privado	Investment Fund	BRL	Brazil	100.00%	100.00%
Spark Fundo de Investimento Financeiro Multimercado Crédito Privado Investimento no Exterior	Investment Fund	BRL	Brazil	100.00%	100.00%
IG Fundo de Investimento Renda Fixa Crédito Privado	Investment Fund	BRL	Brazil	100.00%	100.00%
Inter Simples Fundo de Investimento em Direitos Creditórios Multissetorial	Investment Fund	BRL	Brazil	97.25%	97.86%
Acerto Cobrança e Informações Cadastrais S.A. (b)	Provision of services	BRL	Brazil	100.00%	60.00%
Inter&Co Payments, Inc	Provision of services	US$	USA	100.00%	100.00%
Inter Asset Gestão de Recursos Ltda. (c)	Asset management	BRL	Brazil	99.91%	70.87%
Inter Café Ltda.	Provision of services	BRL	Brazil	100.00%	100.00%
Inter Boutiques Ltda.	Provision of services	BRL	Brazil	100.00%	100.00%
Inter Food Ltda.	Provision of services	BRL	Brazil	70.00%	70.00%
Inter Viagens e Entretenimento Ltda.	Provision of services	BRL	Brazil	100.00%	100.00%
Inter Conectividade Ltda.	Provision of services	BRL	Brazil	100.00%	100.00%
Inter Management, LLC	Provision of services	US$	USA	100.00%	100.00%
Inter US Finance, LLC	Provision of services	US$	USA	100.00%	100.00%
Inter Securities LLC	Provision of services	US$	USA	100.00%	100.00%
Inter Tecnologia e Serviços Financeiros Ltda.	Provision of services	BRL	Brazil	100.00%	100.00%
Inter Pag Instituição de Pagamento S.A.	Provision of services	BRL	Brazil	100.00%	100.00%
Inter Connectivity, LLC (d)	Provision of services	US$	USA	100.00%	—
Inter Advisors, LLC	Asset management	US$	USA	100.00%	100.00%

Subsidiaries
Inter Hedge Fundo de Investimento Imobiliário	Investment Fund	BRL	Brazil	100.00%	100.00%
Inter Oportunidade Imobiliária Fundo de Investimento (e)	Investment Fund	BRL	Brazil	—	63.78%
(a) On The Institution has two branches abroad: Inter Cayman Branch and Inter US Branch, whose functional currency is the dollar;
(b) On March 16, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 20% of the total share capital of Acerto Cobrança e Informações Cadastrais S.A., for R$ 18,350, as previously approved by BACEN in an official letter sent on February 23, 2026. Furthermore, on April 13, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 20%. On June 1, 2026, the acquisition of 100% of the share capital of Acerto Cobrança e Informações Cadastrais S.A. was completed, making Banco Inter its sole shareholder. Notwithstanding Banco Inter now holding all of the share capital, the company remains operationally segregated from the other companies in the group;
(c) On January 9, 2026, Banco Inter entered into a contract to acquire an additional stake equivalent to 29.05% of the total share capital of Inter Asset Gestão de Recursos Ltda., for R$ 35,180, as previously approved by BACEN in an official letter sent on November 10, 2025. As a result of the acquisition, Banco Inter came to hold 99.91% of Inter Asset Gestão de Recursos Ltda., an independent asset management, securities portfolio management, and wealth management firm;

14

Notes to the interim condensed consolidated financial statement As of June 30,2026
(d) On April 28, 2026, Inter Connectivity, LLC, a wholly owned subsidiary of Inter Marketplace Intermediação de Negócios e Serviços Ltda., was incorporated with the initial objective of concentrating and operationalizing the offering of non-financial products in the United States; and
(e) On June 28, 2026, the Inter Group's stake in the Inter Oportunidade Fund was reduced, now holding 38% of the issued units. As a result of this reduction, the Inter Group ceased to exercise control over the investment fund and consequently failing to perform the accounting consolidation of its assets and liabilities.
5.Operating segments
The operational segments are disclosed based on internal information used by the principal responsible for operational decisions to allocate resources and evaluate performance. The principal responsible for operational decisions, allocating resources, evaluating the performance of the operational segments, and making strategic decisions for Inter&co, is the CEO in conjunction with the Board of Directors.
Profit by operating segment
Each operating segment is composed of one or more legal entities. The measurement of profit by operating segment takes into account all revenues and expenses recognized by the companies that make up each segment.
Transactions between segments are carried out with timeframes and rates consistent with those practiced with third parties, when applicable. The Group does not have any client responsible for more than 10% of its total net revenue.
a.Banking & Spending
This segment includes banking products and services such as checking accounts, debit and credit cards, deposits, loans, customer advances, debt collection activities, and other services provided to customers, primarily through the Inter app. Also included in this segment are foreign exchange services, intercountry remittances, including the Global Account digital solution, smart card payment solutions (including Inter Pag), along with the investment funds consolidated by the Group.
b.Investments
This segment is responsible for operations related to the purchase, sale, and custody of securities, structuring and distribution of securities in the capital market, and operations related to the management of fund portfolios and other assets (purchase, sale, risk management). Revenues are mainly derived from commissions and management fees charged to investors for these services.
c.Insurance Brokerage
This segment, insurance products are offered that are underwritten by insurance companies with which Inter has an agreement (“partner companies”), including guarantees, life, property and auto insurance, and pension products, as well as consortium products provided by a third party with whom Inter has a commercial agreement. Insurance sales commission revenues, net of cancellations, are recognized in the income statement when the services are actually rendered, i.e., when the sale is finalized with the client, when the performance obligation is fulfilled.
d.Inter Shop
This segment includes sales of goods and/or services to Inter's clients through its partners, via our digital platform; as well as the initiative to offer BNPL (Buy Now Pay Later) operations to clients. Segment revenues substantially comprise commissions received from sales and/or the provision of these services.

15

Notes to the interim condensed consolidated financial statement As of June 30,2026
Segment information

	06/30/2026
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	5,091,646	12,859	—	33,686	5,138,191	53,193	(17,062)	5,174,322
Interest expenses	(3,586,792)	(9,885)	—	—	(3,596,677)	(15,722)	49,471	(3,562,928)
Income from securities, derivatives and foreign exchange	2,116,413	55,114	7,993	32,523	2,212,043	188,848	(86,601)	2,314,290
Net interest income and income from securities, derivatives and foreign exchange	3,621,267	58,088	7,993	66,209	3,753,557	226,319	(54,192)	3,925,684

Net revenues from services and commissions	683,943	66,143	152,881	123,474	1,026,441	42,786	(41,515)	1,027,712
Expenses from services and commissions	(43,701)	—	(43,945)	(3,989)	(91,635)	—	—	(91,635)
Other revenues	228,982	11,459	20,195	18,026	278,662	94,165	(157,686)	215,141
Revenues	4,490,491	135,690	137,124	203,720	4,967,025	363,270	(253,393)	5,076,902

Impairment losses on financial assets	(1,626,746)	321	—	—	(1,626,425)	(15,275)	—	(1,641,700)
Revenues net of impairment losses on financial assets	2,863,745	136,011	137,124	203,720	3,340,600	347,995	(253,393)	3,435,202

Administrative expenses	(1,172,931)	(42,930)	(7,861)	(33,734)	(1,257,456)	(24,535)	41,506	(1,240,485)
Personnel expenses	(452,992)	(44,192)	(11,566)	(26,857)	(535,607)	(52,154)	—	(587,761)
Tax expenses	(257,156)	(9,514)	(15,295)	(25,583)	(307,548)	(107,790)	—	(415,338)
Depreciation and amortization	(192,073)	(3,234)	(1,121)	(5,161)	(201,589)	(2,101)	—	(203,690)
Profit before income tax	788,593	36,141	101,281	112,385	1,038,400	161,415	(211,887)	987,928

Income tax	(28,765)	(10,158)	(32,198)	(40,458)	(111,579)	(13,118)	—	(124,697)

Net income attributable to shareholders of the company and non-controlling interests	759,828	25,983	69,083	71,927	926,821	148,297	(211,887)	863,231
Non-controlling interest	(8,935)	(8)	(27,635)	(10,757)	(47,335)	—	—	(47,335)
Net income attributable to shareholders of the company	750,893	25,975	41,448	61,170	879,486	148,297	(211,887)	815,896

	06/30/2026
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	100,599,063	977,459	457,530	885,769	102,919,821	5,011,255	(5,019,554)	102,911,522
Total liabilities	92,730,492	506,736	207,767	662,744	94,107,739	964,430	(2,794,206)	92,277,963
Total equity	7,868,571	470,723	249,763	223,025	8,812,082	4,046,825	(2,225,348)	10,633,559

16

Notes to the interim condensed consolidated financial statement As of June 30,2026

	06/30/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Interest income	3,868,163	9,570	—	44,641	3,922,374	28,286	(15,576)	3,935,084
Interest expenses	(2,633,890)	(7,165)	—	—	(2,641,055)	(7,436)	45,513	(2,602,978)
Income from securities, derivatives and foreign exchange	1,377,587	52,301	5,542	26,651	1,462,081	124,325	(86,411)	1,499,995
Net interest income and income from securities, derivatives and foreign exchange	2,611,860	54,706	5,542	71,292	2,743,400	145,175	(56,474)	2,832,101

Net revenues from services and commissions	625,669	78,010	138,677	105,762	948,118	36,880	(29,946)	955,052
Expenses from services and commissions	(34,120)	—	(44,505)	(5,023)	(83,648)	(160)	—	(83,808)
Other revenues	149,371	6,133	20,130	14,806	190,440	93,094	(145,997)	137,537
Revenues	3,352,780	138,849	119,844	186,837	3,798,310	274,989	(232,417)	3,840,882

Impairment losses on financial assets	(1,080,843)	(608)	—	—	(1,081,451)	(1,479)	—	(1,082,930)
Revenues net of impairment losses on financial assets	2,271,937	138,241	119,844	186,837	2,716,859	273,510	(232,417)	2,757,952

Administrative expenses	(970,188)	(55,165)	(8,047)	(33,090)	(1,066,490)	(21,948)	20,208	(1,068,230)
Personnel expenses	(371,984)	(38,425)	(12,158)	(29,878)	(452,445)	(48,931)	9,738	(491,638)
Tax expenses	(217,905)	(10,043)	(13,648)	(24,010)	(265,606)	(47,330)	—	(312,936)
Depreciation and amortization	(132,649)	(3,205)	(1,268)	(5,718)	(142,840)	(1,236)	—	(144,076)
Profit before income tax	579,211	31,403	84,723	94,141	789,478	154,065	(202,471)	741,072

Income tax	(30,561)	(9,705)	(28,023)	(33,479)	(101,768)	(352)	—	(102,120)

Net income attributable to shareholders of the company and non-controlling interests	548,650	21,698	56,700	60,662	687,710	153,713	(202,471)	638,952
Non-controlling interest	(958)	(2,323)	(22,680)	(11,645)	(37,606)	374	—	(37,232)
Net income attributable to shareholders of the company	547,692	19,375	34,020	49,017	650,104	154,087	(202,471)	601,720

	12/31/2025
	Banking & Spending	Investments	Insurance Brokerage	Inter Shop	Total of reportable segments	Others	Eliminations	Consolidated
Total assets	96,813,106	887,911	404,279	792,270	98,897,566	4,958,428	(5,244,476)	98,611,518
Total liabilities	88,927,374	436,771	154,114	688,430	90,206,689	1,146,080	(3,134,213)	88,218,556
Total equity	7,885,732	451,140	250,165	103,840	8,690,877	3,812,348	(2,110,263)	10,392,962

17

Notes to the interim condensed consolidated financial statement As of June 30,2026
6.Financial risk management
The Group's risk management encompasses credit, market, liquidity, and operational risks. Risk management activities are carried out by independent and specialized structures, according to pre-defined policies and strategies, with the objective of identifying, measuring, monitoring, mitigating, and controlling exposure to financial and non-financial risks to which Inter is subject.
The model adopted by the Group is organized through governance bodies and committees supported by appropriate methodologies, models, and tools, seeking to ensure, among other things:
•Segregation of duties and independence between business and control areas;
•A dedicated risk management unit responsible for monitoring and reporting to the relevant authorities;
•Formalized management process, with defined responsibilities and information flows;
•Clear rules, a structure of competencies and levels of authority that are compatible with the complexity of the operations;
•Defined limits and margins, aligned with risk appetite and strategic guidelines; and
•Adopting best market practices, seeking continuous improvement in management effectiveness.
a.Credit risk
Credit risk is defined as the possibility of losses arising from the borrower's or counterparty's failure to meet the financial obligations assumed under the agreed terms, as well as the devaluation of credit contracts resulting from an increased risk of borrower default, among other factors.
Financial instruments exposed to credit risk are subject to a rigorous pre-contractual evaluation process, maintained continuously throughout the term of the respective operations. Credit analyses consider the economic and financial capacity of the borrower or counterparty, credit behavior, including payment history, credit reputation in the market, as well as the terms and conditions of each operation, encompassing terms, rates, and guarantees.
The table belows presents the maximum credit risk exposure of financial assets and liabilities:

		06/30/2026		12/31/2025
Financial Assets	Note	Gross value	Expected loss	Gross value	Expected loss
Cash and cash equivalents	8	3,106,104	—	3,801,513	—
Amounts due from financial institutions	9	4,310,463	(5,723)	4,313,571	(1,211)
Deposits at Central Bank of Brazil		8,488,431	—	7,867,658	—
Securities	10	29,628,472	(37,814)	29,057,040	(46,717)
Loans and advances to customers	12	51,926,990	(3,570,114)	48,251,180	(3,000,076)
Other assets (a)	15	153,979	(1,305)	114,483	(858)
Total		97,614,439	(3,614,956)	93,405,445	(3,048,862)

Financial liabilities
Loan commitments	21	15,673,078	(139,405)	26,750,795	(204,867)
Financial guarantees	21	474,652	(4,843)	645,589	(5,125)
Total		16,147,730	(144,248)	27,396,384	(209,992)
(a) Refers to an advance payment on a foreign exchange contract.
Inter Group's main risk exposure is related to loan and customer advance portfolio, as presented in explanatory note no.12, and is mainly represented by operations of:
•Credit card: credit transactions related to credit card limits, mostly without attached guarantees;
•Business loans: working capital operations, receivables, discounts and loans in general, with or without collateral;

18

Notes to the interim condensed consolidated financial statement As of June 30,2026
•Real estate loans: loan and financing operations secured by real estate, with collateral linked to the underlying assets;
•Personal loans: loan and payroll deduction card transactions with and without collateral; and
•Agribusiness loans: financing operations for the costs of rural production, investment, marketing and/or industrialization granted to rural producers, with or without collateral.
Mitigation of Exposure
To maintain exposures within the risk levels established by senior management, Inter&Co adopts measures to mitigate credit risk. Credit risk exposure is mitigated through the structuring of guarantees, adapting the level of risk to be incurred to the characteristics of the guarantees provided at the time of granting. Risk indicators are continuously monitored, and proposals for alternative mitigation methods are evaluated whenever the credit risk exposure behavior of any unit, region, product, or segment so requires. Additionally, credit risk mitigation occurs through product repositioning and adjustments to operational processes or transaction approval levels.
Credit standards guide operational units and encompass, among other aspects, the classification, requirement, selection, evaluation, formalization, control, and reinforcement of guarantees, ensuring the adequacy and sufficiency of mitigating instruments throughout the credit cycle.
In 2026, there will be no material changes in the nature of credit risk exposures, how they originate, or the Group's objectives, policies, and processes for managing them, although Inter&Co will continue to continuously improve its internal risk management processes.
i.Concentration by economic sector
The table belows presents the concentration by economic sector related to loans and advances to customers:

	06/30/2026	12/31/2025
Construction	2,595,713	2,080,490
Trade	1,643,186	1,658,824
Industries	1,118,186	1,385,398
Administrative activities	976,476	785,016
Financial activities	487,160	406,577
Real estate activities	417,981	418,840
Transportation	225,715	261,005
Agriculture	57,519	69,220
Other segments (a)	833,690	685,448
Business clients	8,355,626	7,750,818
Individual clients	43,571,364	40,500,362
Total	51,926,990	48,251,180
(a) It refers primarily to communication services, electricity, education, and the arts.
ii.Concentration of the portfolio
The table belows presents the concentration of credit risk related to loans and advances to customers:

	06/30/2026		12/31/2025
	Balance	% on Loans and advances to customers	Balance	% on Loans and advances to customers
Largest debtor	196,140	0.38%	184,344	0.38%
10 largest debtors	987,697	1.90%	1,014,930	2.10%
20 largest debtors	1,497,330	2.88%	1,540,450	3.19%
50 largest debtors	2,523,175	4.86%	2,477,816	5.14%
100 largest debtors	3,554,742	6.85%	3,383,310	7.01%

19

Notes to the interim condensed consolidated financial statement As of June 30,2026
iii.Segregation by time period

	06/30/2026	12/31/2025
Overdue by 1 day or more	6,545,112	5,315,262
To fall due in up to 3 months	4,654,885	4,576,699
To fall due between 3 to 12 months	12,113,556	12,413,149
To fall due in more than 12 months	28,613,437	25,946,070
Total	51,926,990	48,251,180
Measurement
Measurement of credit risk at the Group is carried out considering the following:
•At the time of granting credit, an assessment of the client's financial situation is carried out through the application of qualitative and quantitative methods, in order to support the adequacy of the risk exposure;
•The assessment is performed at the counterparty level and considers information on collateral, where applicable. Credit risk exposure is measured under extreme scenarios through stress tests and analysis of macroeconomic conditions—such as interest rates, unemployment rates, inflation indices, and economic activity; and
•The models used to determine the internal rating of customers and loans are periodically reviewed to ensure they reflect the expected losses, as detailed in explanatory note 12. The estimate of expected losses on financial assets is divided into three categories (stages):
•Stage 1: financial assets that have not shown a significant increase in credit risk;
•Stage 2: financial assets that have shown a significant increase in credit risk; and
•Stage 3: financial assets that have shown indications that they will not be fully honored under the originally agreed terms, or that are involved in bankruptcy proceedings, judicial reorganization, debt restructuring, or that require the enforcement of guarantees. Therefore, they are characterized as problematic assets.
•Payment delays in portfolios are monitored to identify trends or changes in credit behavior and allow for the adoption of mitigating measures when necessary;
•Expected credit loss reflects the risk level of loans and allows for monitoring and controlling the portfolio's exposure level and the adoption of risk mitigation measures;
•Expected credit loss is a forecast of the risk levels of the loan portfolio. Its calculation is based on the historical payment behavior and the portfolio's distribution by product and risk level. This is a fundamental contribution to the process of setting prices for loans and advances to customers.
•In addition to monitoring and measuring indicators under normal conditions, simulations of changes in the business environment and economic scenario are also carried out. This is done with the aim of predicting the impact of these changes on risk exposure levels, provisions and portfolio balance, as well as to support the process of reviewing exposure limits and credit risk policy; and
•Expected losses are calculated by multiplying the credit risk parameters, as follows:
▪Probability of Default (PD): this refers to the probability of the client defaulting on their agreed obligations, according to internal evaluation models based on statistical methodologies. These models consider client behavior, internal ratings, business segments, product characteristics and warranties, as well as financial information and qualitative analyses from experts;

20

Notes to the interim condensed consolidated financial statement As of June 30,2026
▪Loss Given Default (LGD): this refers to the percentage of loss relative to exposure in cases of default events, considering recovery efforts. Internal evaluation models are based on statistical methodologies that take into account the characteristics of the operation, such as product and warranty; and
▪Exposure at Default (EAD): this refers to the book value of the exposure at the time the expected loss is estimated. In the case of credit commitments or receivables to be released, the EAD will include the expected value of converting these amounts into exposure on the part of the customers.
b.Description of guarantees
Potential losses related to financial instruments are mitigated by the use of various types of real guarantees, formalized through legal instruments. The evaluation/re-evaluation of the effectiveness of the guarantees is carried out at least once every twelve months, considering the characteristics of the asset given as collateral, its market value, and the legal security of the contracts.
The main forms of collateral are: term deposits; financial investments; securities; residential and commercial real estate; vehicles; promissory notes and credit card invoices. Among the guarantees and sureties, bank guarantees stand out.
Payroll loans, substantially represented by payroll-deducted credit cards and personal loans, are deducted directly from borrowers' pensions, income, or salaries and settled directly by the entity responsible for making these payments (a private company or government agency). Credit cards generally do not have collateral.
Guarantees of real estate loans and financing
The guarantees for a Real Estate Loan Portfolio are substantially constituted by the financed property. The following table demonstrates the value of loans secured by real estate, segregated by Loan to Value (LTV). LTV is the ratio between the value of a loan and the value of the financed asset. When it is higher, it may signal a greater risk for the lender, since it indicates a lower participation of the borrower's own capital in the transaction.

	06/30/2026	12/31/2025
Less than or equal to 30%	2,752,728	2,565,053
Greater than 30% and less than or equal to 50%	4,872,550	4,432,991
Greater than 50% and less than or equal to 70%	6,622,315	6,646,170
Greater than 70% and less than or equal to 90%	3,874,372	2,415,905
Greater than 90%	127,903	134,603
Total	18,249,868	16,194,722
c.Liquidity risk
Liquidity risk represents the possibility that the Group may not be able to efficiently meet its financial obligations, whether expected or unexpected, including obligations arising from guarantees granted and extraordinary redemptions by clients. This risk also covers scenarios in which Inter&Co may face difficulties in liquidating assets at market prices, either due to the significant volume of the operation in relation to usual activity, or due to market disruptions or dysfunctions.
Liquidity risk is managed institutionally through a governance structure with responsibilities clearly distributed among the Board of Directors, the Assets and Liabilities Committee (ALCO), the Risk Committee, and the Risk Management Office (CRO). Specifically, the Risk Management Office is responsible for the continuous monitoring and tracking of liquidity risk exposure.

21

Notes to the interim condensed consolidated financial statement As of June 30,2026
The risk management structure operates independently and proactively, aiming to continuously monitor liquidity indicators and prevent any exceeding of established limits. Management comprehensively covers Inter&Co's cash inflows and outflows, allowing for the timely implementation of mitigation actions when necessary.
Liquidity risk monitoring is performed daily, and its follow-up is conducted periodically by the Assets and Liabilities Committee (ALCO), which systematically evaluates the available information, including:
•Analysis of the mismatch between assets and liabilities, net inflows, and maturity forecasts;
•Monitoring of liquidity limits and ratios;
•Concentration of investors and exposure to liquidity risk of the Group;
•Stress tests and liquidity contingency plans; and
•Periodic reports on the positions of Inter and its subsidiaries.
The structure considers internal and external factors that impact the Group's liquidity, carrying out detailed daily monitoring of incoming and outgoing loan and customer advance transactions, Certificates of Deposit (CDB), Savings Deposits, Agribusiness Credit Notes (LCA), Real Estate Credit Notes (LCI), Guaranteed Real Estate Notes (LIG), Financial Notes (LF) and Demand Deposits.
The information presented in note 6.d constitutes a relevant component of liquidity risk monitoring and is observed and used by the Group in this context.
Up to the base date of June 30, 2026, there have been no material changes in the nature of liquidity risk exposures, monitoring methodologies, internal policies, and the Group's processes for managing them. The Group, however, continues to improve its internal risk management processes.

22

Notes to the interim condensed consolidated financial statement As of June 30,2026
d.Analyses of financial instruments by remaining contractual term
The table below presents the projected future realizable value of the Group’s financial assets and liabilities by contractual term:

		Current			Non-Current		Total	Total
	Note	1 to 30 days	31 to 180 days	181 to 365 days	1 to 5 Years	Over 5 years	06/30/2026	12/31/2025
Financial assets
Cash and cash equivalents	8	3,106,104	—	—	—	—	3,106,104	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	3,768,049	1,292,980	126,055	—	—	5,187,084	4,600,218
Deposits at Central Bank of Brazil		8,488,431	—	—	—	—	8,488,431	7,867,658
Securities, net of provisions for expected credit losses	10	1,634,604	3,634,873	2,433,533	18,879,255	3,008,393	29,590,658	29,010,323
Derivative financial instruments	11	1,398	13,238	16	1,724	2,160	18,536	58,915
Loans and advances to customers, net of provisions for expected credit losses	12.a	895,771	6,573,893	8,898,492	9,881,999	22,106,721	48,356,876	45,251,104
Other assets (a)	15	160,620	37,367	17,727	121,537	354,495	691,746	651,808
Total		18,054,977	11,552,351	11,475,823	28,884,515	25,471,769	95,439,435	91,241,539

Financial liabilities
Deposits from customers (b)	16	19,433,578	3,956,324	6,456,116	26,850,670	—	56,696,688	54,883,084
Deposits from banks	17	15,393,962	43,179	90,233	—	—	15,527,374	14,585,704
Securities issued	18	573,763	3,238,800	2,333,533	8,678,579	1,355,307	16,179,982	14,127,144
Derivative financial instruments	11	3,881	4,813	1,576	7,456	5,871	23,597	54,114
Borrowings and on-lending	19	8	264,277	302,105	265,086	175	831,651	817,495
Other liabilities (c)	22	—	—	2,381	105,342	—	107,723	118,550
Total		35,405,192	7,507,393	9,185,944	35,907,133	1,361,353	89,367,015	84,586,091

Asset/Liability Difference (d)		(17,350,215)	4,044,958	2,289,879	(7,022,618)	24,110,416	6,072,420	6,655,448
(a) Other financial assets consist substantially of advance payments on foreign exchange contracts, commissions and bonuses receivable, and premiums or discounts on financial asset transfer transactions;
(b) In general, fixed-term deposits (CDBs) are issued with an early liquidity clause, and the client (counterparty) can redeem them at any time until the final maturity date. For disclosure purposes, CDBs are allocated according to the number of days remaining until maturity. However, for risk management purposes, considering both market risk and liquidity risk, a methodology (statistical behavior model) is used that focuses on allocating positions (CDBs) to a more likely maturity date;
(c) Composed of financial liabilities from leases, as per explanatory note 22.b; and
(d) The observed mismatches stem from the different characteristics and contractual terms of the financial assets and liabilities, and do not necessarily represent limitations in the institution's effective liquidity position.

23

Notes to the interim condensed consolidated financial statement As of June 30,2026
e.Financial assets and liabilities using a current/non-current classification
The following table represents Inter&Co's financial assets and liabilities, segregated into current (expected to be realized within 12 months of the balance sheet date) and non-current (expected to be realized more than 12 months after the balance sheet date), taking into account their remaining contractual term at the date of the consolidated financial statements:

		06/30/2026
	Note	Current	Non-current	Total
Financial assets
Cash and cash equivalents	8	3,106,104	—	3,106,104
Amounts due from financial institutions, net of provisions for expected credit losses	9	5,187,084	—	5,187,084
Deposits at Central Bank of Brazil		8,488,431	—	8,488,431
Securities, net of provisions for expected credit losses	10	7,703,010	21,887,648	29,590,658
Derivative financial instruments	11	14,652	3,884	18,536
Loans and advances to customers, net of provisions for expected credit losses	12	16,368,156	31,988,720	48,356,876
Other assets (a)	15	215,714	476,032	691,746
Total		41,083,151	54,356,284	95,439,435

Financial liabilities
Deposits from customers (b)	16	29,846,018	26,850,670	56,696,688
Deposits from banks	17	15,527,374	—	15,527,374
Securities issued	18	6,146,096	10,033,886	16,179,982
Derivative financial instruments	11	10,270	13,327	23,597
Borrowings and on-lending	19	566,390	265,261	831,651
Other liabilities (c)	22	2,381	105,342	107,723
Total		52,098,529	37,268,486	89,367,015
(a) Other financial assets consist substantially of advance payments on foreign exchange contracts, commissions and bonuses receivable, and premiums or discounts on financial asset transfer transactions;
(b) In general, fixed-term deposits (CDBs) are issued with an early liquidity clause, and the client (counterparty) can redeem them at any time until the final maturity date. For disclosure purposes, CDBs are allocated according to the number of days remaining until maturity. However, for risk management purposes, considering both market risk and liquidity risk, a methodology (statistical behavior model) is considered that focuses on allocating positions (CDBs) to a more likely maturity date; and
(c) Composed of financial liabilities from leases, as per explanatory note 22.b.

24

Notes to the interim condensed consolidated financial statement As of June 30,2026

		12/31/2025
	Note	Current	Non-current	Total
Financial assets
Cash and cash equivalents	8	3,801,513	—	3,801,513
Amounts due from financial institutions, net of provisions for expected credit losses	9	4,600,218	—	4,600,218
Deposits at Central Bank of Brazil		7,867,658	—	7,867,658
Securities, net of provisions for expected credit losses	10	5,336,220	23,674,103	29,010,323
Derivative financial instruments	11	58,915	—	58,915
Loans and advances to customers, net of provisions for expected credit losses	12	16,529,364	28,721,740	45,251,104
Other assets (a)	15	162,091	489,717	651,808
Total		38,355,979	52,885,560	91,241,539

Financial liabilities
Deposits from customers (b)	16	27,819,621	27,063,463	54,883,084
Deposits from banks	17	14,585,704	—	14,585,704
Securities issued	18	5,289,085	8,838,059	14,127,144
Derivative financial instruments	11	52,958	1,156	54,114
Borrowings and on-lending	19	285,089	532,406	817,495
Other liabilities (c)	22	4,633	113,917	118,550
Total		48,037,090	36,549,001	84,586,091
(a) Other financial assets consist substantially of advance payments on foreign exchange contracts, commissions and bonuses receivable, and premiums or discounts on financial asset transfer transactions;
(b) In general, fixed-term deposits (CDBs) are issued with an early liquidity clause, and the client (counterparty) can redeem them at any time until the final maturity date. For disclosure purposes, CDBs are allocated according to the number of days remaining until maturity. However, for risk management purposes, considering both market risk and liquidity risk, a methodology (statistical behavior model) is considered that focuses on allocating positions (CDBs) to a more likely maturity date; and
(c) Composed of financial liabilities from leases, as per explanatory note 22.b.
f.Market risk
Market risk is defined as the possibility of losses resulting from fluctuations in the market values of positions held by the Institution and its subsidiaries, including the risks of operations subject to exchange rate variations, interest rates, stock prices, and commodity prices.
Market risk management aims primarily to support business areas by establishing processes and implementing the necessary tools for assessing and controlling related risks. This structure enables the measurement and monitoring of risk levels according to guidelines established by senior management. Monitoring is carried out daily, with periodic follow-up conducted by the Assets and Liabilities Committee (ALCO). Market risk controls allow for the analytical evaluation of information and are in a constant process of improvement.
Measurement
Within the risk management process, Inter&Co classifies its operations, including derivative financial instruments, as follows:
•Trading book: This includes all transactions intended for trading before their contractual expiration or intended to hedge the trading portfolio and that are not subject to limitations on their negotiability.
•Banking book: This includes transactions not classified in the trading portfolio.
Aligned with best market practices, the Group manages its risks dynamically, seeking to identify, measure, evaluate, monitor, report, control, and mitigate market risk exposures from its own positions. One of the main evaluation tools is the value at risk (VaR) model, calculated using a parametric methodology, with a 99% confidence level and a 21-business-day time horizon.

25

Notes to the interim condensed consolidated financial statement As of June 30,2026
The value-at-risk for the Trading Book positions are as follows:

Risk factor	06/30/2026	12/31/2025
IPCA Coupon (a)	3,156	5,370
Fixed rate	617	401
USD Coupon	617	5,734
Foreign currencies	21,740	18,740
Share price	440	70
Subtotal	26,570	30,315

Diversification effects (correlation)	5,591	12,270
Value-at-Risk	20,979	18,045
VaR over assets	0.02%	0.02%
(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market), calculated by Fundação Getulio Vargas (FGV).
The VaR of the banking portfolio are as follows:

Risk factor	06/30/2026	12/31/2025
IPCA Coupon (a)	480,408	869,347
Fixed rate	79,784	74,245
TR Coupon (b)	73,478	34,499
Others	85,566	294,141
Subtotal	719,236	1,272,232

Diversification effects (correlation)	90,374	325,523
Value-at-Risk	628,862	946,709
VaR over assets	0.61%	0.96%
(a) Price index coupon is composed of the risk factors IPCA (consumer price index calculated by IBGE - Brazilian Institute of Geography and Statistics) and IGPM (General Price Index - Market), calculated by Fundação Getulio Vargas (FGV); and
(b) The interest rate coupon is equivalent to the Reference Rate (TR) and is one of the components that define the profitability of savings and the FGTS (Service Time Guarantee Fund).
i.Sensitivity analysis
To determine the sensitivity of the Group's economic value to market movements, the mark-to-market (MTM) delta of assets and liabilities was calculated in different scenarios, considering relevant risk factors, during the analyzed period. The results that would negatively affect the Group's positions are presented below:
•Scenario 1: applying shocks of 1 basis point to interest rates and a 1% variation to prices (foreign currencies and stocks), based on available market information;
•Scenario 2: shocks of 25% variation in market curves and prices; and
•Scenario 3: shocks of 50% variation in market curves and prices.
It should be noted that the impacts reflect a static view of the portfolio. Market dynamism and portfolio composition fluctuations mean that these positions change continuously, not necessarily reflecting the Group's future position. The Group has an ongoing process for monitoring market risk and, in the event of a deterioration in its position or portfolio, implements mitigating actions to minimize potential negative effects.

26

Notes to the interim condensed consolidated financial statement As of June 30,2026

Exposures
Banking and Trading book	Scenarios					06/30/2026
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(5,942)	increase	(1,032,367)	increase	(1,845,907)
Fixed rate	increase	(1,249)	increase	(408,347)	increase	(762,651)
TR coupon (b)	increase	(539)	increase	(134,875)	increase	(231,829)
USD coupon	decrease	(35)	decrease	(5,476)	decrease	(11,079)
Others	decrease	(3,125)	decrease	(78,131)	decrease	(156,262)
(a) IPCA is a consumer price index calculated by the IBGE - Brazilian Institute of Geography and Statistics; and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).

Exposures
Banking and Trading book	Scenarios					12/31/2025
Risk factor	Rate variation in scenario 1	Scenario 1	Rate variation in scenario 2	Scenario 2	Rate variation in scenario 3	Scenario 3
IPCA coupon (a)	increase	(5,638)	increase	(914,806)	increase	(1,648,619)
Fixed rate	increase	(4,362)	increase	(1,379,571)	increase	(2,590,233)
TR coupon (b)	increase	(511)	increase	(122,128)	increase	(208,431)
USD coupon	decrease	(46)	decrease	(8,085)	decrease	(16,369)
Others	decrease	(2,554)	decrease	(63,843)	decrease	(127,687)
(a) IPCA is a consumer price index calculated by the IBGE - Brazilian Institute of Geography and Statistics; and
(b) The Reference Rate (TR) is one of the components that determine the profitability of savings accounts and the FGTS (Severance Indemnity Fund).
g.Operational risk
Policy
Inter considers the management of operational risks strategic for the success, transparency, and longevity of its business. The adoption of best practices is essential for sustainability and growth.
Operational risk management aims to identify, assess, and monitor risks, and is defined as the risk of losses resulting from inadequate or faulty internal processes, people, and systems, or external events. This definition includes legal risk, but excludes strategic and reputational risk.
Operational risk events can be classified:
•Internal frauds;
•External frauds;
•Labor demands and poor workplace safety;
•Inappropriate practices relating to end users, customers, products and services;
•Damage to physical assets owned or used by the institution;
•Situations that lead to the interruption of the institution's activities or the discontinuation of services provided, including payments;
•Failures in information technology (IT) systems, processes or infrastructure; and
•Failures in the execution, meeting deadlines, or management of the institution's activities, including those related to payment arrangements.
For payment activities, the clauses include:
I - failures in the protection and security of sensitive data related to both end-user credentials and other information exchanged for the purpose of carrying out payment transactions;
II - failures in the identification and authentication of the end user in a payment transaction;
III - failures in the authorization of payment transactions; and
IV - failures in initiating payment transactions.
Inter adopts the management model of the three lines of defense in light of its size, business model and risk appetite.

27

Notes to the interim condensed consolidated financial statement As of June 30,2026
Operational Risk Management
The operational risk management structure, including technological and cyber risks, promotes an organizational culture focused on prevention and effective risk management. This approach encompasses both a forward-looking view to anticipate future risks and a historical perspective to analyze trends and patterns of losses.
These procedures are supported by market tools, best practices based on international frameworks, a Risk Appetite Statement (RAS) approved by the Board of Directors, as well as a system of internal controls, independently assessed for their effectiveness and execution, in order to ensure compliance with the risk appetite limits defined by the Company.
7.Fair value of financial assets and liabilities
Financial instruments are classified into the following measurement categories:
•Fair value through profit or loss (FVTPL);
•Fair value through other comprehensive income (FVOCI); and
•Amortized cost.
The measurement of the fair value of a financial asset or liability is classified into one of three approaches based on the type of information used for valuation, known as fair value hierarchy levels:
•Level 1 – Includes financial instruments whose fair values are based on quoted (unadjusted) prices in active markets for identical assets or liabilities.
An active market is one in which transactions for the measured asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
•Level 2 – It includes assets and liabilities that do not have prices directly available in active markets, and are priced using conventional or internal models.
The methodology used for measuring financial assets and liabilities classified as "Level 2" employs observable information for the asset or liability at market: (i) quoted prices of similar items in an active market; (ii) identical items in an inactive market; or (iii) other information extracted from related markets.
•Level 3 – It utilizes unobservable information for the asset or liability, allowing the application of internal models and techniques.
The following table presents the composition of financial instruments according to their accounting classification: fair value through profit or loss (FVPL), fair value through other comprehensive income (FVOCI), and amortized cost. It also shows the carrying amounts and fair values of the financial instruments, including their levels in the fair value hierarchy. Inter does not include fair value information for financial assets and liabilities when the carrying amount is a reasonable approximation of fair value.

28

Notes to the interim condensed consolidated financial statement As of June 30,2026
a.Fair value through profit or loss (FVTPL) - Hierarchy Levels

	06/30/2026
Financial assets	Level 1	Level 2	Level 3	Fair Value
Bonds and shares issued by non-financial companies	—	965,397	—	965,397
Investment funds shares	232,835	667,339	—	900,174
Brazilian government securities	491,809	—	—	491,809
Securities issued by financial institutions	—	124,170	—	124,170
Securities issued abroad	17,229	—	—	17,229
Derivative financial instruments	—	18,536	—	18,536
Total	741,873	1,775,442	—	2,517,315

Financial liabilities
Derivative financial instruments	—	23,597	—	23,597
Total	—	23,597	—	23,597

	12/31/2025
Financial assets	Level 1	Level 2	Level 3	Fair Value
Bonds and shares issued by non-financial companies	—	297,752	—	297,752
Investment funds shares	258,626	280,559	—	539,185
Brazilian government securities	485,596	—	—	485,596
Securities issued by financial institutions	—	672,512	—	672,512
Securities issued abroad	29,148	—	—	29,148
Derivative financial instruments	—	58,915	—	58,915
Total	773,370	1,309,738	—	2,083,108

Financial liabilities
Derivative financial instruments	—	54,114	—	54,114
Total	—	54,114	—	54,114
b.Fair value through other comprehensive income (FVOCI) - Hierarchy Levels

	06/30/2026
Financial assets	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	19,225,958	—	—	19,225,958
Securities issued abroad	—	4,462,905	—	4,462,905
Bonds and shares issued by non-financial companies	—	763,777	—	763,777
Securities issued by financial institutions	—	213,783	—	213,783
Total	19,225,958	5,440,465	—	24,666,423

	12/31/2025
Financial assets	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	20,298,248	—	—	20,298,248
Securities issued abroad	993,494	2,741,439	—	3,734,933
Bonds and shares issued by non-financial companies	—	581,390	—	581,390
Securities issued by financial institutions	—	107,671	—	107,671
Total	21,291,742	3,430,500	—	24,722,242

29

Notes to the interim condensed consolidated financial statement As of June 30,2026
c.Financial instruments that are not measured at fair value - Hierarchy Levels
The table below shows the book and fair values of financial instruments that were not presented at fair value in the balance sheet, as well as their categorization by hierarchical levels.

	06/30/2026
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	47,722,445	47,722,445	48,356,876
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	5,156,250	5,156,250	5,187,084
Deposits at Central Bank of Brazil	—	—	—	8,488,431	8,488,431
Cash and cash equivalents	—	—	—	3,106,104	3,106,104
Securities	1,243,929	545,361	500,530	2,289,820	2,425,456
Total	1,243,929	545,361	53,379,225	66,763,050	67,563,951

Financial Liabilities
Deposits from customers	—	56,734,204	—	56,734,204	56,696,688
Deposits from banks	—	15,527,466	—	15,527,466	15,527,374
Securities issued	—	16,204,331	—	16,204,331	16,179,982
Borrowings and on-lending	—	831,651	—	831,651	831,651
Total	—	89,297,652	—	89,297,652	89,235,695

	12/31/2025
Financial Assets	Level 1	Level 2	Level 3	Fair Value	Book Value
Loans and advances to customers, net of provisions for expected credit losses	—	—	45,007,406	45,007,406	45,251,104
Amounts due from financial institutions, net of provisions for expected credit losses	—	—	4,595,148	4,595,148	4,600,218
Deposits at Central Bank of Brazil	—	—	—	7,867,658	7,867,658
Cash and cash equivalents	—	—	—	3,801,513	3,801,513
Securities	1,184,277	405,523	558,471	2,148,271	2,263,888
Total	1,184,277	405,523	50,161,025	63,419,996	63,784,381

Financial Liabilities
Deposits from customers	—	54,911,778	—	54,911,778	54,883,084
Deposits from banks	—	14,585,740	—	14,585,740	14,585,704
Securities issued	—	14,174,392	—	14,174,392	14,127,144
Borrowings and on-lending	—	817,495	—	817,495	817,495
Total	—	84,489,405	—	84,489,405	84,413,427
Loans and advances to customers, Amounts due from financial institutions, net of provision: Fair value is estimated for groups of loans with similar financial and risk characteristics, net of provision. It is calculated by discounting the projected cash flows of principal and interest to maturity, using a rate proportional to the risk associated with the estimated cash flows. The assumptions related to cash flows and discount rates are determined using market-available information and credit risk assessments associated with the customers.
Required reserves at the Central Bank of Brazil and cash and cash equivalents: The carrying amount of these instruments approximates their fair value.
Brazilian government bonds: Market-quoted prices are the best indicators of the fair values of these financial instruments.

30

Notes to the interim condensed consolidated financial statement As of June 30,2026
Securities and Bonds Issued Abroad: Market-quoted prices are the best indicators of the fair values of these financial instruments, and can be priced using conventional or internal models, with inputs obtained directly or constructed from observations of active markets, or even generated by statistical and mathematical models.
Other Financial Assets and Liabilities: The carrying amounts of these instruments closely approximate their fair values.
Deposits from customers, deposits from banks and issued securities: These are calculated by discounting the estimated cash flows using market interest rates.
During the period ended June 30, 2026, there was no change in the measurement method for financial instruments that resulted in the reclassification of financial assets and liabilities between different levels of the fair value hierarchy.
8.Cash and cash equivalents

	06/30/2026	12/31/2025
Cash and equivalents in foreign currency	1,608,255	2,891,189
Cash and equivalents in national currency	319,910	247,183
Reverse repurchase agreements (a)	1,177,939	663,141
Total	3,106,104	3,801,513
(a) Refers to transactions whose maturities, at the date of application, were equal to or less than 90 days and present an insignificant risk of change in fair value. Due to the short term and low volatility of these financial instruments, no provision for losses was established, since the credit risk is considered minimal and there is no expectation of significant variations in market value until maturity.
9.Amounts due from financial institutions, net of provisions for expected credit losses

	06/30/2026	12/31/2025
Loans to financial institutions (a)	4,310,463	4,313,571
Interbank deposit investments	645,104	267,305
Interbank on-lending	237,240	20,553
Expected credit loss (a)	(5,723)	(1,211)
Total	5,187,084	4,600,218
(a) Refers essentially to the anticipation of receivables and amounts to be received from card issuers.

31

Notes to the interim condensed consolidated financial statement As of June 30,2026
10.Securities, net of provisions for expected credit losses
a.Composition of securities net of expected credit losses:

	06/30/2026	12/31/2025
Fair value through other comprehensive income - FVOCI
Financial treasury bills	11,320,952	12,088,911
Securities issued abroad	4,462,905	3,734,933
National treasury bills	4,275,698	4,405,497
National treasury notes	3,629,308	3,803,839
Commercial promissory notes	578,955	562,765
Fixed-term deposit with special guarantee	213,783	—
Certificates of real estate receivables	115,492	69,351
Debentures	37,843	18,626
Certificates of agricultural receivables	31,487	38,320
Subtotal	24,666,423	24,722,242

Amortized cost
National treasury notes	720,835	704,788
National treasury bills	639,704	596,348
Securities issued abroad	545,078	405,523
Rural product bill	502,157	557,229
Financial treasury bills	17,399	—
Bank deposit certificates	283	—
Subtotal	2,425,456	2,263,888

Fair value through profit or loss - FVTPL
Investment fund shares	900,174	539,184
Financial treasury bills	488,861	483,983
Certificates of real estate receivables	403,835	496,569
Debentures	277,584	137,024
Commercial promissory notes	185,402	160,728
Certificates of agricultural receivables	98,575	122,382
Agribusiness credit bills	92,093	5,535
Development bills of credit	18,206	5,625
Securities issued abroad	17,229	29,148
Financial bills	7,852	18,276
Bank deposit certificates	3,746	22,619
National treasury notes	2,948	1,614
Fixed-term deposit with special guarantee	1,064	—
Real estate credit bills	930	1,506
Others	280	—
Subtotal	2,498,779	2,024,193

Total	29,590,658	29,010,323
As of June 30, 2026, the expected loss on securities totaled R$ 37,814, broken down as follows: R$ 25,604 (67.7%) in stage 1, R$ 32 (0.1%) in stage 2, and R$ 12,178 (32.2%) in stage 3. As of December 31, 2025, the expected loss totaled R$ 46,717, broken down as follows: R$ 28,259 (60.5%) in stage 1, R$ 4,981 (10.7%) in stage 2, and R$ 13,477 (28.8%) in stage 3.
Inter&Co classifies R$ 25,558,952 (86.4%) of the portfolio as low credit risk, mainly due to the predominance of Federal Government Bonds (Brazil). For this reason, no provisions for expected credit loss are made on this portion (As of December 31, 2025, it totaled R$ 27,066,513 (93.3%)).

32

Notes to the interim condensed consolidated financial statement As of June 30,2026
The remaining R$ 4,031,706 (13.6%) of the portfolio corresponds to assets that have inherent credit risk, and therefore are subject to evaluation for the establishment of provisions (As of December 31, 2025, it totaled R$ 1,952,810 (6.7%)).
Credit risk securities are classified as follows: R$ 3,778,146 (93.7%) in stage 1, R$ 243,415 (6.0%) in stage 2 and R$ 10,145 (0.3%) in stage 3 (As of December 31, 2025, they were classified as: R$ 2,124,821 (77.1%) in stage 1, R$ 75,862 (2.8%) in stage 2 and R$ 17,956 (0.7%) in stage 3).
b.Breakdown of the carrying amount of securities by maturity, net of provisions for expected credit losses

	06/30/2026
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	44,798	5,655,605	6,934,421	9,686,990	2,344,609	24,666,423
Financial treasury bills	44,798	—	4,346,889	6,929,265	—	11,320,952
Securities issued abroad	—	4,462,905	—	—	—	4,462,905
National treasury bills	—	106,344	1,956,774	1,346,308	866,272	4,275,698
National treasury notes	—	1,064,229	233,031	1,037,904	1,294,144	3,629,308
Commercial promissory notes	—	22,127	161,631	356,608	38,589	578,955
Fixed-term deposit with special guarantee	—	—	213,783	—	—	213,783
Certificates of real estate receivables	—	—	—	2,238	113,254	115,492
Debentures	—	—	11,169	14,667	12,007	37,843
Certificates of agricultural receivables	—	—	11,144	—	20,343	31,487

Amortized cost	771,231	181,141	733,464	569,800	169,820	2,425,456
National treasury notes	—	—	—	551,015	169,820	720,835
National treasury bills	579,776	—	59,928	—	—	639,704
Securities issued abroad	104,565	—	440,513	—	—	545,078
Rural product bill	86,890	181,141	215,624	18,502	—	502,157
Financial treasury bills	—	—	17,399	—	—	17,399
Bank deposit certificates	—	—	—	283	—	283

Fair value through profit or loss - FVTPL	901,897	148,338	594,143	360,437	493,964	2,498,779
Investment fund shares	900,174	—	—	—	—	900,174
Financial treasury bills	580	124,649	262,329	101,303	—	488,861
Certificates of real estate receivables	—	230	151,841	51,456	200,308	403,835
Debentures	—	3	10,558	23,952	243,071	277,584
Commercial promissory notes	—	—	80,574	104,828	—	185,402
Certificates of agricultural receivables	—	87	23,625	28,624	46,239	98,575
Agribusiness credit bills	314	1,559	60,161	30,059	—	92,093
Development bills of credit	—	—	—	17,095	1,111	18,206
Securities issued abroad	—	17,229	—	—	—	17,229
Financial bills	—	906	4,134	—	2,812	7,852
Bank deposit certificates	456	1,772	807	708	3	3,746
National treasury notes	34	—	82	2,412	420	2,948
Fixed-term deposit with special guarantee	—	1,064	—	—	—	1,064
Real estate credit bills	339	559	32	—	—	930
Others	—	280	—	—	—	280
Total	1,717,926	5,985,084	8,262,028	10,617,227	3,008,393	29,590,658

33

Notes to the interim condensed consolidated financial statement As of June 30,2026

	12/31/2025
	Up to 3 months	3 months to 1 year	1 year to 3 years	From 3 to 5 years	Above 5 years	Book value
Fair value through other comprehensive income - FVOCI	1,001,238	3,226,917	8,905,899	4,130,580	7,457,608	24,722,242
Financial treasury bills	7,053	17,979	5,560,970	1,766,182	4,736,727	12,088,911
Securities issued abroad	992,815	2,742,118	—	—	—	3,734,933
National treasury bills	—	426,846	1,052,186	934,293	1,992,172	4,405,497
National treasury notes	—	2,045	1,963,930	1,297,121	540,743	3,803,839
Commercial promissory notes	488	—	297,608	104,056	160,613	562,765
Certificates of real estate receivables	220	32,543	19,344	5,589	11,655	69,351
Debentures	216	4,818	293	13,299	—	18,626
Certificates of agricultural receivables	446	568	11,568	10,040	15,698	38,320

Amortized cost	93,279	222,697	1,323,217	624,695	—	2,263,888
National treasury notes	—	—	185,700	519,088	—	704,788
National treasury bills	—	—	540,540	55,808	—	596,348
Securities issued abroad	—	—	405,523	—	—	405,523
Rural product bill	93,279	222,697	191,454	49,799	—	557,229

Fair value through profit or loss - FVTPL	618,372	173,717	574,396	387,007	270,701	2,024,193
Investment fund shares	539,184	—	—	—	—	539,184
Financial treasury bills	43,260	543	388,952	51,228	—	483,983
Certificates of real estate receivables	35	151,933	55,605	138,836	150,160	496,569
Debentures	124	1,869	45,150	25,035	64,846	137,024
Commercial promissory notes	—	—	25,081	135,647	—	160,728
Certificates of agricultural receivables	264	2,618	40,987	30,395	48,118	122,382
Agribusiness credit bills	323	1,215	3,990	7	—	5,535
Development bills of credit	—	289	—	5,336	—	5,625
Financial bills	—	2,907	9,465	—	5,904	18,276
Bank deposit certificates	5,405	11,467	5,057	448	242	22,619
National treasury notes	—	32	76	75	1,431	1,614
Real estate credit bills	629	844	33	—	—	1,506
Securities issued abroad	29,148	—	—	—	—	29,148
Total	1,712,889	3,623,331	10,803,512	5,142,282	7,728,309	29,010,323
11.Derivative financial instruments
Inter&Co engages in derivatives trading to meet its own needs and those of its clients, aiming to reduce exposure to market risks, exchange rate fluctuations, and interest rate variations.
These operations encompass various types of derivatives, such as forward contracts, futures, swaps, options, and credit derivatives.
Forward contracts: These are traded over-the-counter, where the buying or selling of financial or non-financial instruments takes place on a specific future date, at a pre-agreed price.
The main purpose of using forward contracts is to mitigate market risks arising from Inter's exposure and to meet client demands. Forward contracts involve the purchase or sale of a specific asset based on a pre-agreed price, with settlement on a future date.
Futures contracts: These are standardized contracts, traded on the stock exchange, that establish the purchase or sale of financial or non-financial instruments on a future date, at a fixed price.
The Group's objective in using futures contracts is to mitigate: (i) risks arising from exchange rate-linked exposures, including investments abroad; and (ii) risks arising from the mismatch between interest rates on active positions and funding rates.

34

Notes to the interim condensed consolidated financial statement As of June 30,2026
Swap contracts: These are contracts that involve the exchange of cash flows or returns between two parties over a specified period, based on various indexers (such as interest rates, exchange rates, or commodity prices).
The swaps was carried out to mitigate the market risk associated with the mismatch between the indexers of the mortgage loan portfolio and the indexers of the funding portfolio.
Options contracts: These are contracts that grant the acquirer, through the payment of a premium, the right to buy or sell financial or non-financial assets/liabilities at a predetermined value during a specified period.
a.Derivative financial instruments – fair value

	Assets		Liabilities
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Swap	5,045	286	212	1,209
Options	2,568	11	2,414	8

Futures contracts	3,232	54,575	15,634	3,824
Forward Contracts	7,691	4,043	5,337	49,073
Total	18,536	58,915	23,597	54,114
Derivatives include BM&F transactions maturing in D+1.

35

Notes to the interim condensed consolidated financial statement As of June 30,2026
b.Derivative financial instruments - (Notional, index and term)

	Up to 3 months	3 months to 1 year	1 year to 3 years	3 years to 5 years	Above 5 years	06/30/2026	12/31/2025
Swap contracts	1,639	35,502	24,398	5,950	—	67,489	56,335
Interbank Market	1,639	30,000	13,981	5,950	—	51,570	31,639
Foreign Currency	—	—	10,417	—	—	10,417	19,194
Pre (CDS)	—	5,502	—	—	—	5,502	5,502

Buy Positions	1,799,414	324,440	—	—	—	2,123,854	737,563
Options contracts	213	4,778	—	—	—	4,991	1,982
By Put Options	213	4,778	—	—	—	4,991	1,982

Future contracts	718,046	198,207	—	—	—	916,253	476,400
Foreign Currency	524,131	—	—	—	—	524,131	44,065
Currency Exchange Rate Coupon	193,915	4,967	—	—	—	198,882	129,432
Interbank Market	—	193,240	—	—	—	193,240	302,903

Forward contracts	1,081,155	121,455	—	—	—	1,202,610	259,181
Foreign Currency	1,081,155	121,455	—	—	—	1,202,610	259,181

Sales Positions	3,068,967	2,749,666	3,672,593	2,193,506	2,787,528	14,472,260	16,185,260
Options contracts	193	4,603	—	—	—	4,796	1,870
Sell Put Option	193	4,603	—	—	—	4,796	1,870

Future contracts	3,046,409	2,670,010	3,672,593	2,193,506	2,787,528	14,370,046	15,120,824
IPCA Coupon	785,775	1,820,859	2,600,180	1,762,685	2,522,966	9,492,465	7,907,081
Interbank Market	255,972	579,555	1,072,413	430,821	264,562	2,603,323	4,085,737
Foreign Currency	1,774,196	—	—	—	—	1,774,196	2,793,673
Currency Exchange Rate Coupon	230,466	269,596	—	—	—	500,062	334,333

Forward contracts	22,365	75,053	—	—	—	97,418	1,062,566
Foreign Currency	22,365	75,053	—	—	—	97,418	1,062,566

Total	4,870,020	3,109,608	3,696,991	2,199,456	2,787,528	16,663,603	16,979,158
c.Types of margin offered as collateral for derivative financial instruments
The value of the margins given as collateral was R$ 3,555,011 (R$ 3,204,286 as of December 31, 2025), consisting mainly of government bonds.
d.Hedge accounting - exposure
Inter&Co employs a risk management strategy through hedging operations, aiming to mitigate exposure to interest rates, exchange rate fluctuations, and cash flows. To more accurately reflect the economic results of these strategies in the financial statements, the results are presented using a hedge accounting approach, conducted in accordance with the strategy and purpose of the framework, which may include: (i) Cash Flow Hedge, (ii) Fair Value Hedge, and (iii) Net Investment Hedge in a foreign subsidiary.

36

Notes to the interim condensed consolidated financial statement As of June 30,2026
The hedge accounting structure is periodically evaluated throughout its term using two complementary approaches: (i) Portfolio Coverage Percentage: Inter&Co seeks to maintain coverage aligned with the economic strategies adopted by the institution, observing the balance between the effectiveness of the protection and the economic optimization of the structure, with the hedge ratio defined based on the identified exposure and the designated hedging instrument; (ii) Prospective and Retrospective Effectiveness: evaluated with the objective of demonstrating and monitoring the existence of a valid economic relationship between the hedged item and the designated hedging instrument, which can be determined qualitatively and/or quantitatively, through scenario testing of the main market variables.
In this context, part of the result of the structure may be recognized directly in the income statement or in Other Comprehensive Income (OCI) in Equity, net of tax effects, being transferred to the income statement in case of ineffectiveness or liquidation of the hedging structure.
i.Cash Flow Hedge

	Hedging Instruments (a)							Hedge Object Item
Strategy	Nominal amount	Carrying amount (b)	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in statements of income	Hedge costs recognized in OCI	Amount reclassified from the hedge reserve to statements of income	Amount reclassified from the hedge costs reserve to statements of income	Changes in fair value used for calculating hedge ineffectiveness	Hedge costs reserve (c)	Cash flow hedge reserve (c)	Balances remaining in the cash flow reserve from hedging relationships for which hedge accounting is no longer applied
As of June 30, 2026	—	—	39,659	648	—	—	17,905	(39,011)	—	—	—
Securities issued abroad	—	—	39,659	648	—	—	17,905	(39,011)	—	—	—

As of June 30, 2025	1,281,981	(24,088)	26,899	(1,347)	(16,980)	—	(1,575)	(28,246)	(16,980)	—	—
Securities issued abroad	1,281,981	(24,088)	26,899	(1,347)	(16,980)	—	(1,575)	(28,246)	(16,980)	—	—
(a) The hedging instrument used is NDFs (Non-Deliverable Forwards). The hedged item consists of government bonds issued abroad, considered low-risk, with varying maturities and without periodic interest payments. This group designates only the variations in the fair value of the spot component of foreign exchange forward contracts with a hedging instrument in cash flow hedging relationships. The variations in the fair value of the forward component of such contracts are accounted for separately as hedging costs and recognized in Other Comprehensive Income;
(b) The instrument is being presented in the line item "derivative financial assets" of the balance sheet. The effect of the result is shown in the line item "income from securities, derivatives and foreign exchange" of the consolidated income statements; and
(c) Cash flow hedge reserves represent the accumulated amount related to changes in the instrument reclassified to ORA since the inception of the hedge accounting framework.
Banco Inter executed a cash flow hedge operation to protect securities issued abroad, which began on September 25, 2025, and ended on March 19, 2026. The hedge reserve of R$ 1,067, which was allocated to Other Comprehensive Income, was reclassified to the period's profit or loss.

37

Notes to the interim condensed consolidated financial statement As of June 30,2026
ii.Fair Value Hedge
Below, we present the effects of hedging accounting on Inter&Co's financial position and performance:

	Hedging Instruments				Hedge Object Item (c)
Strategy	Nominal amount	Carrying amount	Changes in fair value used for calculating hedge ineffectiveness	Hedge ineffectiveness recognized in statements of income	Carrying amount	Adjustment to gross fair value recorded in the statement of income	Accumulated amount of fair value hedge adjustments on the hedged item
As of June 30, 2026	11,638,307	(11,640)	220,553	558	11,662,360	(219,995)	467,213
Credit operation hedging (a)	2,489,976	(5,306)	13,822	3	2,489,823	(13,819)	89,618
Hedge of mortgage lending transactions (b)	9,148,331	(6,334)	206,731	555	9,172,537	(206,176)	377,595

As of June 30, 2025	8,834,276	(34,198)	(151,246)	2,542	8,833,966	153,788	294,610
Credit operation hedging (a)	3,347,732	(12,340)	(118,259)	(973)	3,347,437	117,286	134,296
Hedge of mortgage lending transactions (b)	5,486,544	(21,858)	(32,987)	3,515	5,486,529	36,502	160,314
(a) The hedging instrument used is the DI Future Rate. The hedge covers loan portfolios, including early withdrawal of FGTS (Brazilian employee severance fund) and payroll loans;
(b) The hedging instrument used is the DAP (Debt-to-Equity Agreement). The hedged item covers the mortgage loan portfolio; and
(c) The object is being presented under the heading "loans and advances to customers, net of provisions for expected losses", and the instrument is being presented under the heading "derivative financial instruments" in the balance sheet. The effect of the result is shown under the heading "net interest income and derivatives" in the consolidated income statements.
iii.Foreign Investment Hedge

	Hedging Instruments (a)						Hedge Object Item
Strategy	Nominal amount	Carrying amount (b)	Changes in the value used for calculating hedge ineffectiveness for the period	Changes in the value of the hedging instrument recognized in OCI	Hedge ineffectiveness recognized in statements of income	Amount reclassified from the hedge reserve to statements of income	Changes in fair value used for calculating hedge ineffectiveness	Foreing currency translation reserve (c)	Balances remaining in the foreing currency translation reserve from hedging relationships for which hedge accounting is no longer applied
As of June 30, 2026	945,413	(2,964)	65,876	30,184	(24,117)	—	(89,992)	46,621	—
Investments abroad (a)	945,413	(2,964)	65,876	30,184	(24,117)	—	(89,992)	46,621	—

As of June 30, 2025	1,194,905	8,682	188,319	151,563	32,876	—	(155,443)	21,961	—
Investments abroad (a)	1,194,905	8,682	188,319	151,563	32,876	—	(155,443)	21,961	—
(a) The hedging instrument used is the dollar futures contract. The object of the hedge is the investments in subsidiaries (Cayman, Payments, US Branch and Inter&Co) abroad;
(b) The instrument is being presented in the line item "derivative financial assets" of the balance sheet. The effect of the result is demonstrated in the line item "income from securities, derivatives and foreign exchange" of the consolidated income statements; and
(c) Foreign currency conversion reserves represent the accumulated amount related to changes in the instrument reclassified to ORA since the inception of the hedging accounting framework.

38

Notes to the interim condensed consolidated financial statement As of June 30,2026

12.Loans and advances to customers, net of provisions for expected credit losses
a.Breakdown of balance

	06/30/2026		12/31/2025
Real estate loans	18,249,868	35.15%	16,194,722	33.56%
Credit card	16,020,404	30.85%	15,262,178	31.63%
Personal loans	12,922,821	24.88%	12,113,979	25.11%
Business loans	4,284,539	8.25%	4,293,595	8.90%
Agribusiness loans	449,358	0.87%	386,706	0.80%
Total	51,926,990	100.00%	48,251,180	100.00%

Provision for expected credit losses	(3,570,114)		(3,000,076)

Net balance	48,356,876		45,251,104

39

Notes to the interim condensed consolidated financial statement As of June 30,2026
b.Analysis of changes in loans and advances to customers by stage:

Stage 1	Opening balance at 01/01/2026	Transfer to Stage 2	Transfer to Stage 3 (a)	Transfer from Stage 2	Transfer from Stage 3 (a)	Write-off for loss	Net change	Ending balance at 06/30/2026	Ending balance at 12/31/2025
Real estate loans	14,721,707	(544,012)	(288,172)	211,501	21,143	—	2,224,231	16,346,398	14,721,707
Credit card	13,238,719	(730,665)	(859,904)	30,795	36	—	1,881,323	13,560,304	13,238,719
Personal loans	11,054,648	(212,567)	(261,848)	30,897	55,217	—	793,857	11,460,204	11,054,648
Business loans	4,197,477	(69,135)	(52,866)	10,413	53	—	35,393	4,121,335	4,197,477
Agribusiness loans	386,706	—	—	—	—	—	62,652	449,358	386,706
Total	43,599,257	(1,556,379)	(1,462,790)	283,606	76,449	—	4,997,456	45,937,599	43,599,257

Stage 2	Opening balance at 01/01/2026	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Net change	Ending balance at 06/30/2026	Ending balance at 12/31/2025
Real estate loans	806,484	(211,501)	(204,671)	544,012	95,875	—	(31,338)	998,861	806,484
Credit card	592,708	(30,795)	(481,744)	730,665	277	—	(36,668)	774,443	592,708
Personal loans	235,988	(30,897)	(124,774)	212,567	30,528	—	54,124	377,536	235,988
Business loans	45,943	(10,413)	(16,135)	69,135	3,606	—	(9,086)	83,050	45,943
Agribusiness loans	—	—	—	—	—	—	—	—	—
Total	1,681,123	(283,606)	(827,324)	1,556,379	130,286	—	(22,968)	2,233,890	1,681,123

Stage 3	Opening balance at 01/01/2026	Transfer to Stage 1 (a)	Transfer to Stage 2	Transfer from Stage 1 (a)	Transfer from Stage 2	Write-off for loss	Net change	Ending balance at 06/30/2026	Ending balance at 12/31/2025
Real estate loans	666,531	(21,143)	(95,875)	288,172	204,671	(10,438)	(127,309)	904,609	666,531
Credit card	1,430,751	(36)	(277)	859,904	481,744	(964,419)	(122,010)	1,685,657	1,430,751
Personal loans	823,343	(55,217)	(30,528)	261,848	124,774	(225,852)	186,713	1,085,081	823,343
Business loans	50,175	(53)	(3,606)	52,866	16,135	(30,173)	(5,190)	80,154	50,175
Agribusiness loans	—	—	—	—	—	—	—	—	—
Total	2,970,800	(76,449)	(130,286)	1,462,790	827,324	(1,230,882)	(67,796)	3,755,501	2,970,800

Consolidated					Opening balance at 01/01/2026	Write-off for loss	Net change	Ending balance at 06/30/2026	Ending balance at 12/31/2025
Real estate loans					16,194,722	(10,438)	2,065,584	18,249,868	16,194,722
Credit card					15,262,178	(964,419)	1,722,645	16,020,404	15,262,178
Personal loans					12,113,979	(225,852)	1,034,694	12,922,821	12,113,979
Business loans					4,293,595	(30,173)	21,117	4,284,539	4,293,595
Agribusiness loans					386,706	—	62,652	449,358	386,706
Total					48,251,180	(1,230,882)	4,906,692	51,926,990	48,251,180
Starting with the release of the first quarter of 2026, transfers between stages are calculated based on an end-to-end view, comparing the position of contracts on 01/01/2026 and at the end of the reference quarter of the release to identify the amounts migrated between stages on the respective dates. Transactions agreed upon after the initial date are allocated to the "Net Variation" column and reflect the stage they are in at the end of the reference quarter.
(a) In the transitions between stage 1 and stage 3, a significant portion of the operations passed through stage 2 during the period.

40

Notes to the interim condensed consolidated financial statement As of June 30,2026
c.Analysis of changes in expected credit losses by stage
(Consider expected losses from credit operations and commitments to be honored)

Stage 1	Opening balance at 01/01/2026	Transfer to Stage 2	Transfer to Stage 3 (a)	Transfer from Stage 2	Transfer from Stage 3 (a)	Write-off for loss	Net change	Ending balance at 06/30/2026	Ending balance at 12/31/2025
Real estate loans	60,688	(17,636)	(35,176)	1,145	67	—	46,048	55,136	60,688
Credit card	686,238	(363,473)	(638,590)	5,549	2	—	978,313	668,039	686,238
Personal loans	157,383	(28,311)	(165,674)	742	3,220	—	217,391	184,751	157,383
Business loans	23,739	(4,232)	(20,296)	66	1	—	27,882	27,160	23,739
Agribusiness loans	4,527	—	—	—	—	—	413	4,940	4,527
Total	932,575	(413,652)	(859,736)	7,502	3,290	—	1,270,047	940,026	932,575

Stage 2	Opening balance at 01/01/2026	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Write-off for loss	Net change	Ending balance at 06/30/2026	Ending balance at 12/31/2025
Real estate loans	25,821	(1,145)	(25,258)	17,636	1,261	—	12,239	30,554	25,821
Credit card	287,622	(5,549)	(376,944)	363,473	55	—	114,897	383,554	287,622
Personal loans	44,190	(742)	(92,209)	28,311	3,422	—	67,036	50,008	44,190
Business loans	3,518	(66)	(9,027)	4,232	46	—	6,423	5,126	3,518
Agribusiness loans	—	—	—	—	—	—	—	—	—
Total	361,151	(7,502)	(503,438)	413,652	4,784	—	200,595	469,242	361,151

Stage 3	Opening balance at 01/01/2026	Transfer to Stage 1 (a)	Transfer to Stage 2	Transfer from Stage 1 (a)	Transfer from Stage 2	Write-off for loss	Net change	Ending balance at 06/30/2026	Ending balance at 12/31/2025
Real estate loans	103,190	(67)	(1,261)	35,176	25,258	(10,438)	(12,659)	139,199	103,190
Credit card	1,166,243	(2)	(55)	638,590	376,944	(964,419)	128,500	1,345,801	1,166,243
Personal loans	618,413	(3,220)	(3,422)	165,674	92,209	(225,852)	134,843	778,645	618,413
Business loans	23,372	(1)	(46)	20,296	9,027	(30,173)	14,131	36,606	23,372
Agribusiness loans	(1)	—	—	—	—	—	1	—	(1)
Total	1,911,217	(3,290)	(4,784)	859,736	503,438	(1,230,882)	264,816	2,300,251	1,911,217

Consolidated					Opening balance at 01/01/2026	Write-off for loss	Net change	Ending balance at 06/30/2026	Ending balance at 12/31/2025
Real estate loans					189,699	(10,438)	45,628	224,889	189,699
Credit card					2,140,103	(964,419)	1,221,710	2,397,394	2,140,103
Personal loans					819,986	(225,852)	419,270	1,013,404	819,986
Business loans					50,629	(30,173)	48,436	68,892	50,629
Agribusiness loans					4,526	—	414	4,940	4,526
Total					3,204,943	(1,230,882)	1,735,458	3,709,519	3,204,943
Starting with the publication of the first quarter of 2026, transfers between stages are calculated based on an end-to-end view, comparing the status of contracts on 01/01/2026 and at the end of the reference quarter of the publication to identify the amounts migrated between stages on the respective dates. Transactions agreed upon after the initial date are allocated to the "Establishment/Reversal" column and reflect the stage they are in at the end of the reference quarter.
(a) In the transitions between stage 1 and stage 3, a significant portion of the operations passed through stage 2 during the period.

41

Notes to the interim condensed consolidated financial statement As of June 30,2026
13.Property and equipment
a.Breakdown of property and equipment

		06/30/2026			12/31/2025
	Annual depreciation rate	Historical cost	Accumulated depreciation	Carrying Amount	Historical cost	Accumulated depreciation	Carrying Amount
Furniture and equipment	10% - 20%	314,673	(114,392)	200,281	301,451	(85,165)	216,286
Right of use	4% - 10%	150,448	(51,386)	99,062	145,504	(39,018)	106,486
Buildings	4%	55,454	(22,129)	33,325	53,680	(19,028)	34,652
Data processing systems	20%	34,400	(15,235)	19,165	34,400	(14,773)	19,627
Construction in progress		4,372	—	4,372	4,353	—	4,353
Total		559,347	(203,142)	356,205	539,388	(157,984)	381,404
b.Changes in property and equipment

	Furniture and equipment	Right of use	Buildings	Data processing systems	Construction in progress	Total
Balance as of December 31, 2025	216,286	106,486	34,652	19,627	4,353	381,404
Addition/Write-offs	14,904	4,945	1,847	—	19	21,715
Transfers	73	—	(73)	—	—	—
Depreciation	(29,971)	(12,369)	(3,101)	(462)	—	(45,903)
Exchange rate changes	(1,011)	—	—	—	—	(1,011)
Balance as of June 30, 2026	200,281	99,062	33,325	19,165	4,372	356,205

Balance as of December 31, 2024	212,298	101,027	35,184	16,853	4,580	369,942
Addition/Write-offs	12,546	23,898	119	3,854	687	41,104
Transfers	—	—	1,616	—	(1,616)	—
Depreciation	(16,689)	(12,189)	(1,872)	(579)	—	(31,329)
Exchange rate changes	(2,172)	—	—	—	—	(2,172)
Balance as of June 30, 2025	205,983	112,736	35,047	20,128	3,651	377,545

42

Notes to the interim condensed consolidated financial statement As of June 30,2026
14.Intangible assets
a.Breakdown of intangible assets

		06/30/2026			12/31/2025
	Estimated lifespan	Historical cost	Accumulated amortization	Carrying Amount	Historical cost	Accumulated amortization	Carrying Amount
Goodwill		785,386	—	785,386	785,577	—	785,577
Intangible assets in progress		445,132	—	445,132	499,531	—	499,531
Development costs	20%	1,124,505	(426,330)	698,175	806,722	(326,937)	479,785
Right of use	17%	769,953	(567,296)	202,657	763,978	(509,195)	254,783
Customer portfolio	20%	13,965	(9,995)	3,970	13,965	(9,702)	4,263
Total		3,138,941	(1,003,621)	2,135,320	2,869,773	(845,834)	2,023,939
b.Changes in intangible assets

	Goodwill	Intangible assets in progress	Development costs	Right of use	Customer portfolio	Total
Balance as of December 31, 2025	785,577	499,531	479,785	254,783	4,263	2,023,939
Addition/Write-offs	—	206,414	56,970	6,813	—	270,197
Transfers	—	(260,813)	260,813	—	—	—
Amortization	—	—	(99,393)	(58,101)	(293)	(157,787)
Exchange rate changes	(191)	—	—	(838)	—	(1,029)
Balance as of June 30, 2026	785,386	445,132	698,175	202,657	3,970	2,135,320

Balance as of December 31, 2024	798,275	460,783	325,378	246,889	4,728	1,836,053
Addition/Write-offs	—	155,551	—	92,559	—	248,110
Transfers	—	(116,562)	116,562	—	—	—
Amortization	—	—	(47,749)	(64,998)	—	(112,747)
Exchange rate changes	(689)	—	—	—	—	(689)
Balance as of June 30, 2025	797,586	499,772	394,191	274,450	4,728	1,970,727

43

Notes to the interim condensed consolidated financial statement As of June 30,2026
15.Other assets

	06/30/2026	12/31/2025
Financial	691,746	651,808
Commissions and bonus receivable (a)	332,891	287,904
Premium or discount on transfer of financial assets	206,181	201,813
Advance on exchange contract	152,674	113,625
Amount receivable from the sale of investments (b)	—	48,466
Non-Financial	2,938,370	3,175,332
Prepaid expenses (c)	561,532	510,205
Recoverable taxes	456,083	911,323
Advances to third parties (d)	446,185	32,727
Non-current assets held for sale (e)	433,868	366,398
Unbilled services provided	190,289	125,012
Sundry debtors (f)	178,543	164,096
Pending settlements (g)	99,603	7,293
Non-financial assets held for sale	33,097	41,190
Equity accounted investees (h)	9,091	10,401
Early settlement of credit operations	5,020	9,846
Investment properties (i)	—	280,406
Others	525,059	716,435
Total	3,630,116	3,827,140
(a) This refers primarily to bonuses receivable from commercial contracts signed with Mastercard, Liberty, Incomm, and Sompo;
(b) On April 15, 2026, Banco Inter received the remaining amount related to the sale of 40% of its subsidiary Inter Digital Corretora e Consultoria de Seguros Ltda. ("Inter Seguros") to Wiz Soluções e Corretagem de Seguros S.A. ("Wiz"), which occurred on May 8, 2019;
(c) This essentially involves the cost of acquiring digital account customers and portability expenses to be allocated;
(d) This refers, substantially, to the advance payment, in a single installment, of ordinary contributions due to the Credit Guarantee Fund (“FGC”), made in accordance with Resolution No. 551 of the Central Bank of Brazil (“BCB”), dated March 3, 2026. The aforementioned payment corresponded to 60 (sixty) months of ordinary contributions, calculated based on the reference date of January 2026, totaling R$403,758, and was made on March 25, 2026;
(e) Previously presented in specific lines in the Balance Sheet, reclassified to "Other Assets" in the current period;
(f) It refers primarily to portability amounts to be processed, amounts to be processed from credit cards, negotiation and intermediation of amounts and debtors by judicial deposit.;
(g) It refers primarily to settlement balances receivable from B3;
(h) Previously presented in specific lines in the Balance Sheet, reclassified to "Other Assets" in the current period; and
(i) The investment properties referred to assets of investment funds whose objective was the sale of participation quotas to clients. These properties were acquired on August 19, 2025, by Inter Oportunidade Imobiliária Fundo de Investimento. In June 2026, Grupo Inter sold part of its quotas in the Oportunidade Fund, thus ceasing to be the controlling shareholder of the fund and consequently ceasing to perform the accounting consolidation of its assets and liabilities.
16.Deposits from customers

	06/30/2026	12/31/2025
Time deposits	53,457,698	51,292,542
Demand deposits	1,403,514	1,376,606
Savings deposits	1,371,302	1,599,609
Creditors by resources to release	464,174	614,327
Total	56,696,688	54,883,084
17.Deposits from banks

	06/30/2026	12/31/2025
Payables with credit card network	11,897,270	11,373,973
Securities sold under agreements to repurchase	3,157,699	3,023,399
Others	472,405	188,332
Total	15,527,374	14,585,704

44

Notes to the interim condensed consolidated financial statement As of June 30,2026
18.Securities issued

	06/30/2026	12/31/2025
Real estate credit bills	12,423,842	11,163,760
Financial bills	1,659,213	1,245,287
Real estate guaranteed credit bills	1,636,293	1,194,836
Agribusiness credit bills	460,634	523,261
Total	16,179,982	14,127,144
19.Borrowings and on-lending

	06/30/2026	12/31/2025
Obligations for loans abroad (a)	623,022	607,343
Onlending obligations - Tesouro Funcafé (b)	141,075	169,267
Others	67,554	40,885
Total	831,651	817,495
(a) Refers to loan operations abroad (with rates between 5.1% and 5.7% p. a.); and
(b) Refers to rural credit operations with Funcafé (with rates between 11.5% and 13.0% p. a.).
20.Tax liabilities

	06/30/2026	12/31/2025
Income tax and social contribution	183,142	675,438
PIS/COFINS	65,041	65,455
INSS/FGTS	22,330	32,510
Others	39,219	42,124
Total	309,732	815,527
21.Provisions and contingent liabilities

	06/30/2026	12/31/2025
Provision for expected credit losses on loan commitments (a)	139,405	204,867
Provisions for contingencies	61,227	55,463
Provision for financial guarantees	4,843	5,125
Total	205,475	265,455
(a) For its financial assets, the Institution establishes expected losses that cover both the used and unused amounts of loan commitments. The expected loss relating to the unused amount is provisioned in liabilities.
a.Provisions for legal an administrative proceedings
The legal entities of the Group, in the normal course of their activities, are parties to legal proceedings of a fiscal (tax and social security), labor, and civil nature. The respective provisions were established taking into account current laws, applicable regulations, the opinion of legal advisors, the nature and complexity of the cases, case law, past experience, and other relevant criteria, in order to allow for the most accurate estimate possible.
i.Labor lawsuits
These are lawsuits aimed at obtaining compensation for labor-related claims. The provisioned amounts mostly relate to cases discussing potential labor rights, such as claims for overtime and salary equalization. At Inter&Co, the methodology used for provisioning these contingencies is based on calculating the average value of completed labor lawsuits, considering the total value of finalized cases divided by the amount actually disbursed in the last 36 months.

45

Notes to the interim condensed consolidated financial statement As of June 30,2026
ii.Civil lawsuits
These claims primarily seek compensation for material and moral damages related to the Group's products and services, including declaratory and compensatory actions, issues concerning compliance with limits for payroll deductions for borrowers, requests for document submission, and contract review actions. Inter&Co's provisioning methodology for these contingencies is based on calculating the average value of completed civil lawsuits, obtained by dividing the total value of settled cases by the amount actually paid in the last 24 months.
Changes in provisions

	Labor	Civil	Total
Balance at December 31, 2025	13,654	41,809	55,463
Provisions, net of (reversals and write-offs)	3,102	33,429	36,531
Payments	(1,108)	(29,659)	(30,767)
Balance at June 30, 2026	15,648	45,579	61,227

Balance at December 31, 2024	13,924	39,868	53,792
Provisions, net of (reversals and write-offs)	4,423	23,374	27,797
Payments	(3,508)	(23,337)	(26,845)
Balance at June 30, 2025	14,839	39,905	54,744
b.Contingent tax liabilities classified as possible losses
The main proceedings with this classification are:
i.Income tax and social contribution on net income – IRPJ and CSLL
On August 30, 2013, an infraction notice was issued (referring to expenses considered non-deductible) demanding the collection of income tax and social security contributions related to the calendar years 2008 and 2009. As of June 30, 2026, the amount at risk from the lawsuit totals R$30,635 (December 31, 2025: R$32,147), while the total amount of the lawsuit corresponds to R$69,113 (December 31, 2025: R$67,145).
ii.COFINS
Inter is challenging COFINS assessments for the period from 1999 to 2014.
Before the publication of Law No. 12,973/14, which modified the understanding regarding the inclusion of financial revenues in the calculation basis of COFINS (Social Security Financing Contribution), there was discussion about expanding the calculation basis of said contribution, as promoted by §1 of Article 3 of Law No. 9,718/98.
In 2005, Inter obtained a final and favorable ruling from the Supreme Federal Court that ensured the financial institution's right to collect COFINS (Social Security Financing Contribution) based only on revenue from services rendered, instead of total revenue that would include financial revenue.
Between 1999 and 2006, Inter made judicial deposits and/or paid the obligation. In 2006, following a favorable decision by the Supreme Federal Court and the express consent of the Federal Revenue Service, Inter's judicial deposit was released. Additionally, the authorization to use the credits, for amounts previously overpaid against current obligations, was approved without contestation by the Federal Revenue Service on May 11, 2006. Subsequently, the Federal Revenue Service questioned the procedures adopted by Inter, applying the understanding that financial revenues should be included in the COFINS tax base.
After the publication of Law 12.973/14, Inter modified its procedures to include financial revenues in the calculation base of COFINS, so that the taxable events involved in Inter's discussions are all prior to the law.

46

Notes to the interim condensed consolidated financial statement As of June 30,2026
Currently, the application of res judicata in a separate legal action that secured Inter's right not to pay COFINS on its financial revenues is being discussed, so the Supreme Federal Court's ruling on Topic 372 does not directly affect Inter's discussions. As of June 30, 2026, the value at risk of the action totals R$78,061 (December 31, 2025: R$73,000), while the total value of the action corresponds to R$174,533 (December 31, 2025: R$163,268).
22.Other liabilities
a.Composition

	06/30/2026	12/31/2025
Payments to be processed (a)	1,755,232	1,965,076
Social and statutory provisions	205,100	229,465
Pending settlements (b)	123,428	108,383
Lease liabilities (Note 22.b)	107,723	118,550
Other liabilities	265,723	207,636
Total	2,457,206	2,629,110
(a)    The balance is composed substantially of: (i) installments of credit operations to be transferred; (ii) payment orders to be settled; (iii) suppliers payable; and (iv) fees payable; and
(b)     These refer to client transactions involving fixed-income securities, stocks, commodities, and financial assets, which will be settled within a maximum period of D+5.
b.Lease financial liability
Below we demonstrate the movements of lease liabilities as of June 30, 2026 and December 31, 2025:

Balance at December 31, 2025	118,550
New contracts	3,067
Contract readjustment	915
Payments	(18,408)
Accrued interest	3,599
Ending balance at June 30, 2026	107,723

Balance at December 31, 2024	113,690
Payments	(17,104)
Accrued interest	28,687
Ending balance at June 30, 2025	125,273
c.    Lease payments due
The maturity of the lease liabilities as of June 30, 2026 and December 31, 2025 is as follows:

	06/30/2026	12/31/2025
Up to 1 year	2,381	4,633
From 1 year to 5 years	105,342	113,917
Total	107,723	118,550
23.Equity
a.Composition of share capital - Number of shares

Date	Class A	Class B	Total
06/30/2026	325,792,797	115,720,675	441,513,472
12/31/2025	324,284,558	117,037,105	441,321,663
As of June 30, 2026, the authorized share capital of Inter&Co, Inc. is US$50,000, divided into 20,000,000,000 shares with a par value of US$0.0000025 each, comprising (i) 10,000,000,000 Class A common shares, (ii) 5,000,000,000 Class B common shares, and (iii) 5,000,000,000 class-independent shares with rights designated by the Company's Board of Directors regardless of class. The paid-in share capital of Inter&Co, Inc. is R$13 as of June 30, 2026 (December 31, 2025: R$13).

47

Notes to the interim condensed consolidated financial statement As of June 30,2026
In 2026, a total of 191,809 new Class A common shares were issued, intended for beneficiaries of our incentive plans. The variation in the number of Class B common shares results from the conversion of 1,316,430 Class B shares into Class A shares.
b.Reserves
As of June 30, 2026, the reserves amounted to R$11,544,879 (December 31, 2025: R$10,971,176) and are comprised of retained earnings held to optimize the Company's capital structure and support shareholder value creation through strategic distribution policies. The establishment and allocation of these reserves are subject to the deliberations and resolutions of Management, which may include capital composition, dividend distribution, or any other determinations defined by Management.
c.Other comprehensive income
As of June 30, 2026, Inter&Co, Inc. has accumulated other comprehensive income in shareholders' equity of R$1,019,646 (December 31, 2025: R$801,600), an amount is composed of the net value of financial assets valued at VJORA, results from investment hedging operations, exchange rate variation adjustment of a subsidiary abroad, and the respective tax effects.
d.Dividends and interest on equity
On March 2, 2026, Inter&Co Inc. paid dividends to its shareholders in a total amount of R$259,583 (December 31, 2025: R$203,593). During 2026, a total of R$37,907 was distributed to non-controlling shareholders (December 31, 2025: R$40,103).
e.Basic and diluted earnings per share
Basic earnings per share is as follows:

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Profit (loss) of controllers	421,109	315,131	815,896	601,720
Average number of shares outstanding	441,462,602	439,784,460	441,462,602	439,784,460
Basic earnings per share (R$)	0.95	0.72	1.85	1.37
Diluted earnings per share is as follows:

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Profit (loss) of controllers	421,109	315,131	815,896	601,720
Average number of shares outstanding	441,462,602	439,784,460	441,462,602	439,784,460
Shares of share-based payment plans	6,313,276	3,916,252	7,398,908	3,602,844
Total weighted-average diluted shares outstanding	447,775,878	443,700,712	448,861,510	443,387,304
Diluted earnings per share (R$)	0.94	0.71	1.82	1.36
Basic and diluted earnings per share are presented based on the two classes of shares, A and B, and are calculated by dividing the net income attributable to the parent company by the weighted average number of shares of each class outstanding during the periods.
As of June 30, 2026, Inter&Co reported dilutive effects for the purpose of calculating diluted earnings per share. These effects resulted from shares granted under share-based payment plans, with a weighted average quantity of 7,398,908 (as of June 30, 2025: 3,602,844).

48

Notes to the interim condensed consolidated financial statement As of June 30,2026
f.Non-controlling interest
As of June 30, 2026, the balance of non-controlling shareholders' equity is R$108,313 (as of December 31, 2025: R$223,373).
g.Reflex reserves
As of June 30, 2026, the reflected reserve is R$14,789 (December 31, 2025: R$56,708). The reflected reserve is primarily composed of share-based payments settled with Inter&Co Inc. equity instruments.
h.    Treasury shares
As of June 30, 2026, there were no treasury shares (December 31, 2025: R$0).
24.Net interest income

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Interest income
Personal loans	740,173	609,166	1,438,687	1,082,690
Credit card	733,610	446,533	1,425,274	850,208
Real estate loans	547,500	507,523	1,129,495	950,992
Prepayment of receivables	175,140	246,467	367,225	487,164
Business loans	148,121	136,543	303,835	263,766
Amounts due from financial institutions	74,349	65,647	125,294	97,385
Others	185,979	116,335	384,512	202,879
Total	2,604,872	2,128,214	5,174,322	3,935,084

Interest expenses
Term deposits	(1,132,445)	(855,437)	(2,237,961)	(1,553,243)
Funding in the open market	(625,596)	(464,565)	(1,219,098)	(853,210)
Others	(53,407)	(103,956)	(105,869)	(196,525)
Total	(1,811,448)	(1,423,958)	(3,562,928)	(2,602,978)
The interest income shown above is calculated using the effective interest method.
25.Income from securities, derivatives and foreign exchange

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Income from securities	972,317	802,845	1,926,369	1,540,291
Fair value through other comprehensive income	791,161	687,623	1,532,449	1,299,365
Fair value through profit or loss	132,194	111,472	316,463	233,715
Amortized cost	48,962	3,750	77,457	7,211
Income from Derivatives	238,054	(54,549)	351,291	(73,736)
Forward contracts	(26,057)	(21,899)	(58,432)	(48,990)
Futures contracts and swaps (a)	264,111	(32,650)	409,723	(24,746)
Revenue foreign exchange	40,139	16,955	36,630	33,440
Total	1,250,510	765,251	2,314,290	1,499,995
(a) Adjustments to market for the hedged item substantially offset the effects of hedge derivatives accounting.

49

Notes to the interim condensed consolidated financial statement As of June 30,2026
26.Net revenues from services and commissions

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Interchange	366,837	332,674	709,038	641,015
Commission and brokerage fees	206,412	193,901	414,321	387,522
Fund management and investment fees	34,091	40,628	68,439	74,229
Banking and credit operations	23,508	10,830	39,605	22,727
Cashback expenses (a)	(37,883)	(58,376)	(92,344)	(126,496)
Inter Rewards (b)	(56,779)	(38,534)	(110,264)	(74,510)
Other	(4,507)	14,005	(1,083)	30,565
Total	531,679	495,128	1,027,712	955,052
(a)    These refer to amounts paid to customers as an incentive to purchase or use products; and
(b)     This is a loyalty and rewards program offered by Banco Inter. Through this program, Banco Inter customers accumulate points on their transactions and financial operations and can exchange them for benefits, discounts, products, or services..
27.Other revenues

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Card network revenue	42,917	35,811	92,748	71,068
Monetary update (a)	9,206	4,015	19,015	7,826
Performance fees (b)	7,949	11,653	19,274	20,783
Portability fee	6,246	2,108	12,012	4,531
Revenue from sale of goods	3,701	5,857	10,171	12,302
Others	36,180	22,000	61,921	21,027
Total	106,199	81,444	215,141	137,537
(a)     Refers to updating the amounts of recoverable taxes using the Selic rate; and
(b)     It consists substantially of the result of the commercial agreement between Inter and B3, Liberty, Incomm and Sompo, which offer performance bonuses as agreed targets are achieved.
28.Impairment losses on financial assets

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Impairment expense for loans and advances to customers	(906,340)	(631,185)	(1,735,458)	(1,169,406)
Recovery of written-off credits assets	61,220	63,221	110,560	90,656
Others	(15,312)	(1,285)	(16,802)	(4,180)
Total	(860,432)	(569,249)	(1,641,700)	(1,082,930)
29.Administrative expenses

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Data processing and information technology	(291,358)	(258,689)	(593,282)	(511,980)
Specialized services, third parties and the financial system	(144,111)	(115,931)	(271,877)	(251,865)
Advertising and marketing	(87,096)	(67,141)	(148,757)	(126,334)
Rent, condominium fee and property maintenance	(21,989)	(13,876)	(37,594)	(25,971)
Provisions for contingencies	(17,075)	(16,036)	(36,531)	(27,797)
Insurance expenses	(2,213)	(2,246)	(4,604)	(4,145)
Others	(58,745)	(66,111)	(147,840)	(120,138)
Total	(622,587)	(540,030)	(1,240,485)	(1,068,230)

50

Notes to the interim condensed consolidated financial statement As of June 30,2026
30.Personnel expenses

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Salaries	(152,203)	(131,700)	(295,573)	(252,320)
Benefits	(97,195)	(82,920)	(188,230)	(155,555)
Social security charges	(51,918)	(39,936)	(100,371)	(79,172)
Others	(1,668)	(2,209)	(3,587)	(4,591)
Total	(302,984)	(256,765)	(587,761)	(491,638)
31.Tax expenses

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
PIS/COFINS	(136,813)	(117,874)	(275,816)	(209,244)
Taxes on Interest on Equity	(53,324)	(26,321)	(74,536)	(44,727)
ISSQN	(18,424)	(17,198)	(36,583)	(33,819)
Others	(20,218)	(15,487)	(28,403)	(25,146)
Total	(228,779)	(176,880)	(415,338)	(312,936)
32.Current and deferred income tax and social contribution
a.Amounts recognized in profit or loss

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Current income tax and social contribution expenses
Current year	(158,122)	(6,124)	(363,652)	(265,897)
Deferred income tax and social contribution benefits (expenses)
Provision for impairment losses on loans and advances	94,041	(89,745)	190,640	113,619
Adjusting the market value of financial assets to their fair value	(96,160)	1,261	(95,201)	(13,632)
Other temporary differences	2,052	48,712	29,790	68,682
Provision for contingencies	2,055	556	3,034	398
Tax losses carried forward	(6,560)	(10,520)	3,616	(13,803)
Others	97,568	4,499	107,076	8,513
Total deferred income tax and social contribution	92,996	(45,237)	238,955	163,777
Total	(65,126)	(51,361)	(124,697)	(102,120)
b.Reconciliation of effective rate current income tax expenditure

	Quarter		Semester
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Profit before income tax	510,811	383,527	987,928	741,072
Income tax and social contribution - (45%) (a)	(229,865)	(172,587)	(444,568)	(333,482)

Tax effect of:
Dividend paid as interest on equity	73,995	43,243	139,603	58,618
Non-taxable income (non-deductible expenses) net	46,258	63,771	87,517	111,226
Investments in affiliated and jointly controlled companies	34,397	27,674	52,560	54,618
Others	10,089	(13,462)	40,191	6,900
Total income tax	(65,126)	(51,361)	(124,697)	(102,120)

Effective tax rate	(13)%	(13)%	(13)%	(14)%

Total deferred income tax and social contribution	92,996	(45,237)	238,955	163,777
Total income tax and social contribution expenditure	(158,122)	(6,124)	(363,652)	(265,897)
(a)    Banco Inter's results represent the largest impact on the total amount of taxes, therefore we present the 45% rate, which is the nominal rate currently in effect for banks under Brazilian legislation.

51

Notes to the interim condensed consolidated financial statement As of June 30,2026
c.Changes in the balances of deferred taxes

	12/31/2025	Constitution	Realization	06/30/2026
Deferred tax assets
Provision for impairment losses on loans and advances	1,038,776	314,757	(124,117)	1,229,416
Adjustment of financial assets to fair value	363,783	309,602	(355,275)	318,110
Tax losses carried forward	332,924	11,696	(8,080)	336,540
Hedge accounting	86,140	142,677	(30,818)	197,999
Provision for contingencies	25,645	18,350	(15,315)	28,680
Other temporary differences	62,283	162,609	(127,484)	97,408
Subtotal	1,909,551	959,691	(661,089)	2,208,153
Hedge accounting	(106,564)	(47,673)	—	(154,237)
Capital gains from assets in business combinations	(13,683)	—	1,959	(11,724)
Deferred tax asset (a)	1,789,304	912,018	(659,130)	2,042,192

Deferred tax liabilities
Sundry deferred liabilities	(40,923)	(5,335)	—	(46,258)
Deferred tax liability	(40,923)	(5,335)	—	(46,258)
(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
The recognition of these deferred tax assets is based on the expectation of generating future taxable profits and supported by technical studies and earnings projections.

	12/31/2024	Constitution	Realization	06/30/2025
Deferred tax assets
Provision for impairment losses on loans and advances	815,679	135,494	(21,876)	929,297
Adjustment of financial assets to fair value	442,773	373,383	(442,773)	373,383
Tax losses carried forward	336,535	1,918	(15,721)	322,732
Hedge accounting	39,187	7,334	—	46,521
Provision for contingencies	24,831	23,906	(23,508)	25,229
Other temporary differences	46,049	22,329	(46,049)	22,329
Subtotal	1,705,054	564,364	(549,927)	1,719,491
Hedge accounting	(17,356)	(66,953)	—	(84,309)
Capital gains from assets in business combinations	(11,357)	(244)	1,959	(9,642)
Deferred tax asset (a)	1,676,341	497,167	(547,968)	1,625,540

Deferred tax liabilities
Sundry deferred liabilities	(32,790)	(889)	(2,520)	(36,199)
Deferred tax liability	(32,790)	(889)	(2,520)	(36,199)
(a)    Deferred income tax and social contribution, both assets and liabilities, are offset in the balance sheet by taxable entity; and
The recognition of these deferred tax assets is based on the expectation of generating future taxable profits and supported by technical studies and earnings projections.

52

Notes to the interim condensed consolidated financial statement As of June 30,2026
33.Share-based payment
a.Share-based compensation agreements
a.1) Stock option plan - Banco Inter S.A.
Between February 2018 and January 2022, Banco Inter S.A. established stock option programs through which stock options were granted to Inter's management and executives for the acquisition of Banco Inter S.A. shares.
On January 4, 2023, an Extraordinary General Meeting of Inter&Co, Inc. was held, at which the migration of share-based payment plans was approved, with the consequent assumption by Inter&Co of Banco Inter S.A.'s obligations arising from the active plans and respective programs. As a result of the corporate reorganization, the number of options held by each beneficiary was proportionally adjusted. Thus, for every 6 stock options of ordinary or preferred shares of Banco Inter S.A., the beneficiary will have 1 stock option of Inter&Co Class A Share. Additionally, the re-pricing of the exercise price of options granted in 2022, which had not yet been exercised, was approved. Upon re-pricing, a new calculation of the fair value of the granted and unexercised options was performed, resulting in an additional amount of R$ 15,990 of incremental expense, to be recognized over the remaining vesting period.
The main characteristics of the plans are described below:

Grant Date	Final strike date	Options (shares INTR)	Vesting	Average strike price	Participants
02/15/2018	02/15/2025	5,452,464	Up to 5 years	R$1.80	Officers, managers and key employees
07/09/2020	07/09/2027	3,182,250	Up to 5 years	R$21.50	Officers, managers and key employees
01/31/2022	12/31/2028	3,250,000	Up to 5 years	R$15.50	Officers, managers and key employees
Changes in the options of each plan for the period ended June 30, 2026 and supplementary information are shown below:

Grant Date	12/31/2025		Granted		Expired/Cancelled	Exercised	06/30/2026
2020	2,222,663		—		—	43,950	2,178,713
2022	2,321,550		—		1,000	103,125	2,217,425
Total	4,544,213		—		1,000	147,075	4,396,138
Weighted average price of the shares	R$	18.43	R$	—	R$ 15,50	R$ 17,29	R$ 18,47

Grant Date	12/31/2024	Granted		Expired/Cancelled		Exercised		12/31/2025
2018	71,999	—		—		71,999		—
2020	2,443,088	—		25,350		195,075		2,222,663
2022	2,644,725	—		120,075		203,100		2,321,550
Total	5,159,812	—		145,425		470,174		4,544,213
Weighted average price of the shares	R$ 18,15	R$	—	R$	16.55	R$	15.89	R$	18.43

53

Notes to the interim condensed consolidated financial statement As of June 30,2026
The fair value of the 2020 plan were estimated based on the Black & Scholes option pricing model considering the terms and conditions under which the options were granted, and the respective compensation expense is recognized during the vesting period.

2020
Strike price	21.50
Risk-free rate	9.98%
Duration of the strike (years)	7
Expected annualized volatility	64.28%
Fair value of the option at the grant/share date:	0.05
For the 2022 program, the fair value was estimated based on the Binomial model:

2022
Strike price	15.50
Risk-free rate	11.45%
Duration of the strike (years)	7
Expected annualized volatility	38.81%
Weighted fair value of the option at the grant/share date:	4.08
For the period ended June 30, 2026, R$ 4,797 in employee benefit expenses were recognized (June 30, 2025: R$ 10,073).
a.2) Share-based payment related to Inter & Co Payments Inc., acquisition
In the context of Inter's acquisition of Inter & Co Payments, Inc., it was established that part of the payments to the acquired Company's senior executives would be effected through the conversion of Inter & Co Payments, Inc.'s share-based payment plan, with an amendment providing that the stock options could be exercised for Inter&Co Class A shares and/or Inter&Co restricted Class A shares, as applicable, in lieu of Inter & Co Payments, Inc. shares. Given the terms and conditions of the agreement executed between the parties, the expenses related to the granted options were treated as share-based payment expense recognized over the vesting period of the options and contingent upon the continued employment of such key management personnel.
All put options that had been granted were exercised, with the last tranche exercised on January 7, 2025.
All call options granted under the Inter & Co Payments, Inc. share-based payment plan, migrated to Inter & Co, were exercised and the shares were fully transferred to the beneficiary key executives by October 31, 2025, the total number of these shares is 489,386.
Due to the completion of the aforementioned transactions, the share-based payment plan of Inter&Co Payments, Inc., has been terminated and discontinued.
a.3) Restricted shares agreement (RSU) - Inter.
The Extraordinary General Meeting of Inter&Co, Inc. held on January 4, 2023 approved the creation of the Omnibus Incentive Plan, which aims to promote the interests of the Company and its shareholders, strengthening the Company's ability to attract, retain and motivate employees who are expected to make contributions to the Company and provide to these individuals with incentives to align their interests with those of the Company's shareholders.
The Omnibus Incentive Plan is administered by the Board of Directors of Inter&Co, Inc., which has the authority to approve program grants to Company employees.

54

Notes to the interim condensed consolidated financial statement As of June 30,2026
As of December 31, 2024, the Company granted a total of 4,270,500 restricted stock units (RSUs) under the Omnibus Incentive Plan, with vesting schedules in 25% blocks, to various executives and employees of the Company and/or its direct or indirect subsidiaries, as provided for in each grant agreement. As of June 30, 2026, 385,500 granted RSUs had expired and 2,542,250 had been exercised.
In 2025, the Company granted 2,412,522 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules in 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are stipulated in each grant agreement. As of June 30, 2026, 177,487 granted RSUs had expired and 574,071 RSUs had been exercised.
In the first half of 2026, the Company granted 1,664,346 restricted stock units (RSUs) under the Omnibus Incentive Plan with vesting schedules in 25% blocks to various executives and employees of the Company and/or its direct or indirect subsidiaries. The vesting schedules are stipulated in each grant agreement. As of June 30, 2026, 8,736 granted RSUs had expired.
See table below:

06/30/2026
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	—	4.0	2,140,500	441,500
11/01/2023	25%	R$22.99	1.0	4.0	15,000	—
02/01/2024	25%	R$25.22	1.0	4.0	10,000	—
04/01/2024	25%	R$29.11	2.0	4.0	120,000	20,000
04/26/2024	25%	R$26.27	1.0	4.0	1,795,000	801,250
06/04/2024	25%	R$30.35	2.0	4.0	60,000	30,000
07/01/2024	25%	R$33.07	1.0	3.0	50,000	25,000
07/17/2024	25%	R$36.47	2.0	4.0	30,000	—
09/04/2024	25%	R$40.39	1.0	3.0	50,000	25,000
01/29/2025	25%	R$28.18	2.0	4.0	1,850,000	1,305,000
01/31/2025	25%	R$29.02	3.0	4.0	190,522	106,214
02/24/2025	25%	R$28.03	2.0	4.0	10,000	7,500
05/09/2025	25%	R$38.41	3.0	4.0	30,000	22,500
06/02/2025	25%	R$38.56	2.0	4.0	302,000	197,250
10/06/2025	25%	R$47.14	2.0	3.0	30,000	22,500
02/05/2026	25%	R$44.67	3.0	4.0	1,437,096	1,428,360
05/11/2026	25%	R$28.89	3.0	4.0	227,250	227,250
Total					8,347,368	4,659,324

55

Notes to the interim condensed consolidated financial statement As of June 30,2026

12/31/2025
Date of grant	Exercise rate per vesting	Fair value of share (in R$)	Remaining term of the vesting period (in years)	Vesting period (years)	Total granted	Total not vested yet
06/01/2023	25%	R$14.15	1.0	4.0	2,140,500	441,500
11/01/2023	25%	R$22.99	2.0	4.0	15,000	—
02/01/2024	25%	R$25.22	2.0	4.0	10,000	—
04/01/2024	25%	R$29.11	2.0	4.0	120,000	60,000
04/26/2024	25%	R$26.27	2.0	4.0	1,795,000	812,750
06/04/2024	25%	R$30.35	2.0	4.0	60,000	45,000
07/01/2024	25%	R$33.07	1.0	3.0	50,000	25,000
07/17/2024	25%	R$36.47	3.0	4.0	30,000	—
09/04/2024	25%	R$40.39	2.0	3.0	50,000	25,000
01/29/2025	25%	R$28.18	3.0	4.0	1,850,000	1,320,000
01/31/2025	25%	R$29.02	3.0	4.0	190,522	135,535
02/24/2025	25%	R$28.03	3.0	4.0	10,000	7,500
05/09/2025	25%	R$38.41	3.0	4.0	30,000	30,000
06/02/2025	25%	R$38.56	3.0	4.0	302,000	212,250
10/06/2025	25%	R$47.14	3.0	3.0	30,000	22,500
Total					6,683,022	3,137,035
For the period ended June 30, 2026, R$ 35,346 (R$ 17,318 as of June 30, 2025) in employee benefit expenses were recognized in the Company's results.

56

Notes to the interim condensed consolidated financial statement As of June 30,2026
34. Transactions with related parties
Transactions with related parties are defined and controlled in accordance with the Related Parties policy approved by the Inter&Co Board of Directors. This policy defines and safeguards transactions involving Inter and its shareholders or direct or indirect related parties. Transactions related to subsidiaries are eliminated in the consolidation process and do not affect the consolidated financial statements. Below, we detail the transactions with related parties:

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Assets	1,189	2,936	14,688	17,121	991,499	811,314	1,007,376	831,371
Loans and advances to customers	1,189	2,936	14,688	17,121	991,499	811,314	1,007,376	831,371

Liabilities	(55,575)	(62,590)	(30,360)	(24,591)	(129,701)	(278,659)	(215,636)	(365,840)
Deposits from customers - Demand deposits	(1,193)	(1,533)	(2,458)	(2,178)	(36,075)	(4,780)	(39,726)	(8,491)
Deposits from customers - Term deposits	(3,180)	(4,456)	(11,642)	(8,309)	(15,116)	(73,812)	(29,938)	(86,577)
Securities issued	(51,202)	(56,601)	(16,260)	(14,104)	(78,510)	(95,667)	(145,972)	(166,372)
Other liabilities	—	—	—	—	—	(104,400)	—	(104,400)

	Parent Company (a)		Key management personnel (b)		Other related parties (c)		Total
	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Profit/ (loss)	(3,185)	(3,396)	(413)	(736)	677	(5,414)	(2,921)	(9,546)
Interest income	67	—	1,143	287	16,870	2,839	18,080	3,126
Interest expenses	(3,252)	(3,396)	(1,560)	(1,124)	(7,757)	(6,261)	(12,569)	(10,781)
Net revenues from services and commissions	—	—	62	106	2,821	9,259	2,883	9,365
Other revenues	—	—	—	—	1,077	—	1,077	—
Other administrative expenses	—	—	(58)	(5)	(12,334)	(11,251)	(12,392)	(11,256)
(a)    Inter&Co is directly controlled by Costellis International Limited, with the other shareholders being SBLA Holdings and Hottaire;
(b)     Board Members and Directors of Inter&Co; and
(c)     Any immediate family members of key management personnel or companies controlled by them, including: companies controlled by immediate family members of the Inter&Co controller; companies over which the controller or their immediate family members have significant influence; other investors who have influence over Inter&Co and their close relatives.
Compensation of key management personnel
The total compensation for the Management of Inter&Co, Inc. is set annually by the Ordinary General Meeting, as established in the Company's Bylaws, encompassing the members of the Board of Directors, the Board of Administration, and the Fiscal Council. For the current period, the total amount approved was R$ 149,159 (in 2025: R$ 109,350). On June 30, 2026, an expense for dividends was recognized in the amount of R$ 31,129 (R$ 37,554 on June 30, 2025).

57

Notes to the interim condensed consolidated financial statement As of June 30,2026
    35. Subsequent events
Issuance of Subordinated Financial Letters (LFSN)
On July 17, 2026, Subordinated Financial Letters ("LFSN") were issued in the amount of R$300,000 (three hundred million reais). These Financial Letters may be subject to full optional early redemption starting on July 17, 2031, on each permitted repurchase date, generally subject to prior authorization from the Central Bank of Brazil, as stipulated in the transaction documents. In accordance with BCB Resolutions No. 122 and No. 5,007, these Financial Letters will contribute to the Supplementary Capital of Banco Inter's Reference Equity.
    36. Other information
Consumer Tax Reform
On January 16, 2025, Complementary Law No. 214/2025 was published, resulting from the conversion of PLP No. 68/2024, integrating the regulation of Constitutional Amendment No. 132/2023, which establishes the Tax Reform on Consumption. This law provides, among other aspects, for the creation of three new taxes: the Tax on Goods and Services (IBS), the Contribution on Goods and Services (CBS), and the Selective Tax (IS), representing a significant milestone in the modernization of the national tax system.
On January 13, 2026, Complementary Law No. 227, derived from PLP No. 108/2024, was enacted, creating the IBS Management Committee (CGIBS) and establishing the general rules for its administration, oversight, collection, and revenue distribution. The law also defined the IBS/CBS rates applicable to financial services for the period from 2027 to 2033, with a progressive increase from 10.85% to 12.50%. Conversely, for fees currently subject to ISS (Service Tax), a reduction in the rate from 2% to 1.2% is foreseen for the same period.
Inter&Co is monitoring the evolution of regulations and the publication of supplementary rules necessary for the implementation of the new tax model. The potential financial and operational impacts resulting from these changes are still under evaluation and await supplementary regulations for a final analysis of the aforementioned impacts.

58